
03021096




PROCESSED
JUN 1 6 2003
THOMSON
FINANCIAL

Park Electrochemical Corp.

2003 Annual Report


PARK
nelco

Company Profile

Park Electrochemical Corp. is a leading global designer and producer of electronic materials used to fabricate complex multilayer printed circuit boards and interconnection systems. Park specializes in advanced materials for high layer count circuit boards and high-speed digital broadband telecommunications, internet and networking applications. Park operates through fully integrated business units in Asia, Europe and North America. The Company's manufacturing facilities are located in Singapore, China, Germany, France, Connecticut, New York, Arizona and California.

Park's Triad (Plus One)

Park's Triad (Plus One) contains the following components:

- Perfect Quality Quest
- Technical Innovation and Leadership
- Bringing All Our People into Our Business
- Closeness to Our Chosen Customers

Our Triad (Plus One) serves as the foundation for "Customer Intimacy", the heart and soul of Park's company culture!


Net Sales
(in millions)
$600
500
400
300
200
100
0
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03


Net Earnings
(in millions)
$60
40
20
0
-20
-40
-60
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03


Diluted Earnings Per Share
$3.00
2.00
1.00
0
-1.00
-2.00
-3.00
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03

Financial Highlights

(In thousands, except per share data)	Mar. 2, 2003	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000	Feb. 28, 1999
Net sales	**$216,776**	$230,060	$522,197	$425,261	$387,634
Gross profit	**23,087**	11,795	117,670	73,420	58,750
(Loss) earnings before income taxes	**(54,644)***	(36,456)*	70,599	24,382*	19,713
Net (loss) earnings	**(50,759)***	(25,519)*	49,419	18,297*	15,376
(Loss) earnings per share—basic	**(2.58)***	(1.31)*	3.10	1.16*	.93
(Loss) earnings per share—diluted	**(2.58)***	(1.31)*	2.65	1.12*	.92
Cash dividends per share	**.24**	.24	.23	.21	.21
Average common shares outstanding	**19,674**	19,535	15,932	15,761	16,470
Working capital	**170,274**	167,000	188,511	176,113	166,840
Total assets	**301,542**	360,644	430,581	365,252	351,698
Long-term debt	**—**	—	97,672	100,000	100,000
Stockholders' equity	**245,701**	292,546	228,906	179,118	164,646
Equity per share	**12.48**	14.89	14.23	11.30	10.53

**In fiscal year 2003, the Company recorded net, pretax charges totaling $51,879 comprised of a charge of $50,255 related to the writedown of fixed assets at continuing operations in North America and Germany, a charge of $4,794 related to the closure of its Nelco U.K. facility and severance charges at a North American business unit, and a gain of $3,170 related to the sale of its Dielectric Polymers, Inc. subsidiary. In fiscal year 2002, the Company recorded charges totaling $19,434 comprised of $15,707 related to the sale of its mass lamination business in Arizona and the closure of a related support facility and $3,727 related to restructuring and severance charges at continuing operations. In fiscal year 2000, the Company recorded a charge of $4,464 related to the closure of its plumbing hardware business, and the plumbing hardware business recorded an operating loss of $558. The information above for fiscal years 2003, 2002 and 2000 includes these charges and operating loss.*


Return on Stockholders' Equity
(percentage)
30
20
10
0
-10
-20
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03


Equity Per Share
$20
15
10
5
0
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03


Cash Dividends Per Share
$0.30
0.25
0.20
0.15
0.10
0.05
0
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03

Ten Year Statistical Growth Highlights

(In thousands, except per share data)

	Mar. 2, 2003	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000	Feb. 28, 1999	Mar. 1, 1998	Mar. 2, 1997	Mar. 3, 1996	Feb. 26, 1995	Feb. 27, 1994
Operations										
Net sales	**$216,776**	$230,060	$522,197	$425,261	$387,634	$376,158	$334,490	$312,966	$253,022	$208,410
Cost of sales	**193,689**	218,265	404,527	351,841	328,884	301,968	275,372	242,655	196,917	168,175
Gross profit	**23,087**	11,795	117,670	73,420	58,750	74,190	59,118	70,311	56,105	40,235
Gross profit %	**10.7**	5.1	22.5	17.3	15.2	19.7	17.7	22.5	22.2	19.3
S, G & A	**29,131**	34,360	49,897	45,508	41,279	39,418	34,366	35,236	29,995	25,930
S, G & A %	**13.4**	14.9	9.5	10.7	10.7	10.5	10.3	11.3	11.9	12.4
(Loss) profit from operations	**(57,923)**	(41,999)	67,773	23,448	17,471	34,772	24,752	35,075	26,110	14,305
(Loss) profit from operations %	**(26.7)**	(18.3)	13.0	5.5	4.5	9.2	7.4	11.2	10.3	6.9
(Loss) earnings before income taxes	**(54,644)**	(36,456)	70,599	24,382	19,713	37,686	26,897	37,264	27,501	12,845
(Loss) earnings before income taxes %	**(25.2)**	(15.8)	13.5	5.7	5.1	10.0	8.0	11.9	10.9	6.2
Net (loss) earnings	**(50,759)**	(25,519)	49,419	18,297	15,376	25,250	18,559	24,898	17,345	8,062
Net (loss) earnings %	**(23.4)**	(11.1)	9.5	4.3	4.0	6.7	5.5	8.0	6.9	3.9
(Loss) earnings per share—										
basic	**(2.58)**	(1.31)	3.10	1.16	.93	1.48	1.09	1.45	1.07	.67
diluted	**(2.58)**	(1.31)	2.65	1.12	.92	1.38	1.05	1.41	1.01	.57
Return on stockholders' equity %	**(18.9)**	(9.8)	24.2	10.6	9.3	16.3	13.4	20.2	18.1	13.2

In fiscal year 2003, the Company recorded net, pretax charges totaling $51,879 comprised of a charge of $50,255 related to the writedown of fixed assets at continuing operations in North America and Germany, a charge of $4,794 related to the closure of its Nelco U.K. facility and severance charges at a North American business unit, and a gain of $3,170 related to the sale of its Dielectric Polymers, Inc. subsidiary. In fiscal year 2002, the Company recorded charges totaling $19,434 comprised of $15,707 related to the sale of its mass lamination business in Arizona and the closure of a related support facility and $3,727 related to restructuring and severance charges at continuing operations. In fiscal year 2000, the Company recorded a charge of $4,464 related to the closure of its plumbing hardware business, and the plumbing hardware business recorded an operating loss of $558. The information above for fiscal years 2003, 2002 and 2000 includes these charges and operating loss.

	Mar. 2, 2003	Mar. 3, 2002	Feb. 25, 2001	Feb. 27, 2000	Feb. 28, 1999	Mar. 1, 1998	Mar. 2, 1997	Mar. 3, 1996	Feb. 26, 1995	Feb. 27, 1994
Financial Position										
Current assets	**210,585**	210,361	268,611	236,779	230,196	247,380	220,414	217,772	98,320	85,839
Current liabilities	**40,311**	43,361	80,100	60,666	63,356	70,827	55,410	56,807	43,285	39,972
Working capital	**170,274**	167,000	188,511	176,113	166,840	176,553	165,004	160,965	55,035	45,867
Current ratio	**5.2**	4.9	3.4	3.9	3.6	3.5	4.0	3.8	2.3	2.1
Property, plant and equipment—net	**90,503**	149,810	159,309	125,977	118,012	108,116	83,391	76,439	61,427	51,398
Total assets	**301,542**	360,644	430,581	365,252	351,698	359,329	307,862	298,975	162,051	140,750
Long-term debt	**—**	—	97,672	100,000	100,000	100,000	100,000	100,000	23	32,861
Stockholders' equity	**245,701**	292,546	228,906	179,118	164,646	166,404	143,355	134,427	112,048	61,454
Total capitalization	**245,701**	292,546	326,578	279,118	264,646	266,404	243,355	234,427	112,071	94,315
Other Data										
Capital expenditures	**6,468**	25,786	55,011	27,846	24,760	19,040	18,851	24,562	17,804	9,482
Depreciation and amortization	**17,973**	16,257	16,724	16,264	14,291	13,207	11,584	9,849	8,951	8,733
Equity per share	**12.48**	14.89	14.23	11.30	10.53	9.65	8.48	7.76	6.53	5.05
Cash dividends per share	**.24**	.24	.23	.21	.21	.21	.21	.19	.13	.11
Average number of employees	**1,698**	1,980	3,090	2,850	2,590	2,380	2,210	1,990	1,830	1,540
Sales per employee	**128**	116	169	149	150	158	151	157	138	135
Average common shares outstanding	**19,674**	19,535	15,932	15,761	16,470	17,030	17,024	17,250	16,287	11,979



In Memory

Eng Keat Cheong

December 22, 1980–November 28, 2002

Brian E. Shore, *President and Chief Executive Officer*

A Message from the President and Chief Executive Officer

Fiscal 2003 was a year of overwhelming tragedy for our company. On November 27, 2002, our treater Number One at Nelco/Singapore exploded resulting in the death of our beloved employee, Eng Keat Cheong. Our Singapore team recovered remarkably well from this tragedy, and our company learned so much from it. However, regardless as to what wonderful things our company may have done over the last fifty years and what wonderful things our company may do over the next fifty years, this tragedy will have an overwhelming presence in our company's psyche for as long as it exists. Sure, we needed to pick up the pieces and get on with our lives for the benefit of all of our remaining employees...and this we did. But, the tragedy is something from which we will never really fully recover. Many of us feel that a little piece of us died that day in treater bay Number One in Jurong, Singapore. I may or may not accomplish many good and wonderful things in my life, but, in either case, this tragedy will be with me and be a part of me until my last day. Our life was changed forever on November 27, 2002. Our thoughts and prayers are with the Eng family every day.

Our World in Fiscal 2003

Our 2003 fiscal year has to be the worst year on record for the global electronics industry since its very beginning. As you know very well, the global markets for electronic manufacturing essentially collapsed a little over two years ago, and, as a result, our global revenues were slashed by approximately 60%! Clearly, the magnitude and precipitousness of the market collapse are unprecedented in the history of the electronics manufacturing industry. After two years, there has been no recovery, and there is still no clear sign of improvement or recovery in sight. As bad as the global electronics manufacturing industry was during our 2002 fiscal year, it actually deteriorated further in our 2003 fiscal year. Our world actually got worse during our 2003 fiscal year. We continue to live this nightmare which has not ended.

As a result of not only the severity but also the length of the global electronic industry downturn, very serious attrition has occurred in the electronics manufacturing supply chain. The global electronics manufacturing industry has been devastated. The industry is really only a shadow of its former self of two or three years ago. Many electronics manufacturing companies have severely downsized, closed facilities or gone out of business altogether. (Has all of this electronics manufacturing gone to China? We really do not think so! Although some amount of high-technology electronics manufacturing has transferred to China, the large majority of it has simply disappeared and evaporated into thin air, at least for now.) In my opinion, the devastation of the electronics manufacturing supply chain should be very concerning to the leading electronic equipment companies whose future success may depend on not only the development of high-end electronic gear but also the ability to have that gear manufactured in volume. It is not completely clear to me where all of this high-end electronic gear will be manufactured in the future when the market for this gear does recover.

Our Company in Fiscal 2003

During our 2003 fiscal year, we lived through and we continue to live through the worst possible industry climate and environment one could imagine. This was a fact of our lives over which we had no control. What we could and did control, however, was our response to the situation. Our response was to maintain our focus as a business and to maintain our commitment to our long-term objective of building fundamental enduring value for our company. Although our world can often be harsh and brutal, we have not wavered or faltered in our commitment to our principles, our ideals or our future as a business. We do not know when our world and our industry will recover or improve. We do not know whether the recovery will occur in the near or more distant future. What we do know is that, regardless as to what happens to the global electronics industry, we are not going anywhere. We are not backing down. We intend to be around for the long haul. Although our world can be very thankless and unforgiving, we continue to work our very best every day to build lasting value for our company and to help our customers succeed.

For us, long-term enduring value is not built overnight through magic formulas or breakthrough solutions. For us, long-term enduring fundamental value is built one brick at a time. This value is built by doing all of the little things which need to be done every day to the very best of our ability. Long-term enduring value is built by commitment, dedication, persistence, endurance and passion. The way we see it, in order to build long-term enduring value, we need to be willing to live and work through adversity and pain without wavering or succumbing. Many of us feel bruised and battered by the industry environment and climate in which we work every day, but we are not backing down and not wavering in our commitments.


Gross Profit
(in millions)
$125
100
75
50
25
0
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03

Our focus remains the same through good and bad times alike. Our objectives are unchanged.

Major Changes and Adjustments to Our Business

During the last year, we have made certain significant changes and adjustments to our business. These include the closure of our Nelco/UK facility, the closure of our mass lamination line located at Nelco/Dielektra in Cologne, Germany and the major realignment of our North American FR-4 operations. All of these changes and adjustments were and are very difficult and painful from the human perspective. People have lost their jobs, and we as a company have all lived through the pain and suffering of these events. In my opinion, these events have been very unfair to our people. Our people were not involved in the greed and arrogance which caused the electronics industry bubble in the first place. Our people did not participate in the greed, but our people nevertheless have paid and are paying the price. Of course, there is little we can do about that, and, in this respect, life has simply not been fair to our people.

Unfortunately, the closure of our Nelco/UK business was completely unavoidable, as the market for our product in the U.K. had deteriorated so badly that it was not capable of ever again supporting a viable high-technology laminate business in that country. The Nelco/UK closure hurt us deeply. We have been operating in the U.K. since the 1960's, and we had many, many wonderful



employees in the U.K. who did their very best every day over the course of many, many years. They did not deserve this. The Nelco/UK employees certainly did not participate in the greed and arrogance which ultimately led to the demise of a once vital and vibrant U.K. circuit board manufacturing industry. We continue to provide local support to our few remaining U.K.-based chosen customers. These customers are supplied with product manufactured at our French and German facilities.

Likewise, the closure of our mass lamination line of business at Nelco/Dielektra in Cologne, Germany was inevitable. The mass lamination market in Europe has eroded and deteriorated to the point where we do not believe there ever will be an opportunity to operate a viable mass lamination business in Europe. Of course, we continue to operate our Cologne-based Nelco/Dielektra business, which specializes in our Datlam™ line of continuously manufactured thin-core copper clad laminates and high-quality prepreg products. In any event, the human impact in Germany is also very sad and unfortunate.

We recently announced the major realignment of our North American FR-4 operations located in Newburgh, New York and Fullerton, California. Although the human impact will be harsh and painful, there was clearly no other alternative available to us. The North American market simply will not now or at any time in the foreseeable future support two large volume FR-4 manufacturing facilities. As we have reported, we intend to scale down our Newburgh, New York facility and scale up our Fullerton, California facility in order to best support the North American FR-4 market. The Newburgh, New York facility will become a facility focused on local East Coast customers and the California facility will become more of a volume-oriented facility. We believe that this realignment will allow us to better serve our North American customers and will insure the viability of our North American FR-4 operations over the long haul.

Profit From Operations
(in millions)

$75
50
25
0
-25
-50
-75
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03

I want it to be clearly understood that none of these actions has been taken lightly or casually. In fact, these actions have been taken only after very extensive and exhaustive thought and analysis. In each case, every possible alternative was carefully reviewed and considered. Particularly because of the human impact to our employees, some of whom have been with us for many, many years, we did not want to leave any stone unturned. At the end of the day, after exhaustive study and analysis, we concluded that these actions were the right actions and really the only correct actions to be taken by our company. I also want you to clearly understand that these actions have been taken only with the long-term interests of our business and our company in mind. These actions were taken in no respect to enhance or improve the short-term financial performance of our company. We do not run our business that way. We run our business for the long term only. We intend to be around for the long haul. As a company, we have always been willing to sacrifice short-term performance for the long-term interests of the business. This is who we have been, this is who we are, and, if I have anything to say about it, this is who we will be in the future.

Lastly, under the heading of "Major Changes and Adjustments to Our Business", we must also refer to the sale last summer of our Dielectric Polymers, Inc. (we call it "DPI") subsidiary to Larry Kuntz, DPI's general manager, and a financial partner of Larry's. This sale was bittersweet for me, because I really loved the DPI business and the DPI people. It was always such a pleasure to deal with Larry Kuntz and the rest of the DPI folks. The sale of DPI was nevertheless one of those rare win-win situations. The DPI business had become less strategic for Park, but DPI was and continues to be a very vital and thriving business. Therefore, Larry Kuntz and I felt that it would be better for DPI to be owned by the DPI management. The good news is that DPI continues to do well and prosper.


Capital Expenditures
(in millions)
$60
50
40
30
20
10
0
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03

Our People

Through this worst industry downturn imaginable, our people have continued to stay positive and focused and continue to do their best every day to build fundamental value for our company and to help our customers succeed. As I indicated, our industry can often be harsh, brutal, thankless and unforgiving. Obviously, this climate can wear on people and their attitudes and their morale. We are so very lucky to have people in our company who have remained positive and have remained focused on doing their very best for our business every day in the face of a world which offers them very little encouragement, appreciation or gratitude. Our people are out there every day doing their very best to build the enduring fundamental value of our company one brick at a time. Our people are doing this with passion and dignity. I would like to take this opportunity to thank and congratulate our people for their continuing dedication and commitment to our business in these worst of possible market environments. Although our jobs can be pretty thankless in this climate, at the end of the day, we each do what we do because of our commitment to our principles and our commitment toward creating lasting and enduring value for our company.

Our Fiscal 2003 Financial Performance

Our financial performance for the 2003 fiscal year was somewhat improved over our financial performance for the 2002 fiscal year. Obviously, this improvement was not achieved the easy way, as our top line actually was lower in fiscal 2003 than it was in fiscal 2002. Rather, the improvement in financial performance was achieved through running our business in a very disciplined and tough-minded way. Although we did not make short-term decisions which would in any way sacrifice the company's future, we ran our business tough and we ran our business lean during the 2003 fiscal year. We are playing for keeps and we are not allowing ourselves to be distracted by petty and inconsequential indulgences. We continue to spend money in areas such as product development, OEM and new product marketing, customer account management and technical field service, as these are areas which are important to our company's future. We will not compromise our investment in the future. The mental toughness of the company's people allowed the company to achieve improved financial performance in the midst of a simply horrendous industry environment while in no respect sacrificing our commitment to our future. Here are some of the key financial facts:

- Sales declined 5.8% from $230.1 million in fiscal 2002 to $216.8 million in fiscal 2003. After the devastating decline of our top line in the 2002 fiscal year, no one could ever have anticipated that the revenue opportunities for our company would decline even further in fiscal 2003.
- Gross margins increased from 5.1% for fiscal 2002 to 10.7% for fiscal 2003.
- Pre-tax earnings improved from a loss of $17.0 million for fiscal 2002 to a loss of $2.8 million for fiscal 2003 (in both cases before charges).
- Net earnings improved from a net loss of $11.9 million in fiscal 2002 to a net loss of $1.9 million in fiscal 2003 (in both cases before charges).



And then, there is the company's balance sheet! The company's cash position was $162.9 million at the end of the 2003 fiscal year compared to $151.4 million at the end of the 2002 fiscal year and $155.7 million at the end of the 2001 fiscal year. In other words, the company has more cash now than it did when the electronics markets collapsed two years ago! Of course, it also helps that our balance sheet has zero long-term debt! Once again, it is our intention to press forward through good and bad times alike with our mission to build lasting and enduring value for our company. Clearly, the condition of our balance sheet will continue to be instrumental in helping us realize and achieve our long-term goals and objectives!

Our Future

I imagine that, by now, my comments on our company's future sound very much like a broken record. I often find myself apologizing for being such a boring guy, because I continue to emphasize the same principles, objectives, ideals and goals over and over again. As a matter of fact, my comments in last year's annual report about our company's future would be completely suitable for this year's report as well. As was the case last year, notwithstanding the severe industry distress, we press forward with our plans and we continue to strive to achieve the same goals and objectives. You can read about our ongoing efforts in Product Leadership, Research & Development, Sales and Marketing and OEM Marketing and Technology in the following sections authored by Steve Schaefer and Tony DiGaudio, Jay Grover, Emily Groehl and Fred Hickman. These fields are so critically important to our company's success in the future, and we continue to invest more and more resources in these areas. As we also recently announced, we have asked Steve Schaefer to lead our efforts on developing our next step in China. Although we do not believe that our industry will completely evaporate outside China and fully reemerge within China, we do believe China to be an important and critical geography for our company now and in the future. We feel reasonably good about our company's current position in the China market for high-technology printed circuit materials. We are now focused, with Steve Schaefer's leadership, on developing our next step in China.


Working Capital
(in millions)
$200
150
100
50
0
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03

The bottom line is that we are always looking for opportunities to enhance our company's business as a market and technology leader in the global electronic materials industry. We are lucky (and maybe even a little smart) inasmuch as we have the human and financial resources to exploit opportunities as they arise and as we develop them. If we continue to be lucky (and maybe a little smart), we hope to be in a position to exploit these opportunities for years to come in the future as well.

Over the last two years, we as a people have expended an enormous amount of psychic, emotional and physical energy keeping our company focused and moving our company forward under the most harsh and brutal circumstances. I suspect that many groups of people would have simply given up and packed it in under similar circumstances. Of course, our people have in no way given up or packed it in. To the contrary, our people have exhibited an enormous amount of passion, dedication and commitment toward our singular mission of building something of enduring and lasting value for our customers, our shareholders and, yes, ourselves! Sure, we are plenty bruised and battered, but we are a better group of people and a better company for having endured the industry disaster over the last two years.

Of course, we still believe that our industry is an industry with a very bright future. We continue to believe that, over the long term, high-technology electronics will dramatically grow and expand. The key thing for us is that we intend to be there in the future and we intend to thrive and prosper as well. If our tenacity over the last two years is any indication or prediction of the future, I suspect that our day in the sun is coming.

Our Shareholders

I would like to take this opportunity to thank you, our shareholders, for all of your dedication and support of our company under the most difficult circumstances imaginable. Thank you for believing in us. I would like you to understand and appreciate the enormous effort our people put forth every day in order to improve and enhance our business, in significant part as a reflection of a strong sense of responsibility to our shareholders. It is a pleasure to have shareholders such as you.

Sincerely,

Brian E. Shore
President and Chief Executive Officer


Average Number of Employees
(in thousands)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03

P.S. Someone recently asked me whether we intended to include a statement of corporate ethics in our annual report. I found this question to be peculiar and strange. I have met many ethical and honorable people in my life. And, not one of these people ever claimed to be ethical or honorable. I also have met many unethical and less than honorable people in my life. A number of these people professed to be both ethical and honorable. The bottom line is that a truly ethical and honorable person is ethical and honorable because that is how he or she chooses to live his or her life. If a person attempts to appear to be ethical and honorable to advance his or her own self-interest, there is nothing especially ethical or honorable about that person. If our company is ethical or honorable, it is because we choose to live that way. It is not because it is fashionable or in vogue. I will not demean our company or our people by making self-serving statements about our ethics or our honor. I will let you and the rest of the outside world judge and determine whether we are ethical and honorable people. That you can judge by our actions and not our words. If you have any question about our company's ethics or honor, I would recommend that you ask our suppliers, customers, competitors and anyone else around the world who may have dealt with us throughout our history. If we as a people are ethical and honorable, it is because that is how we have chosen to live our lives and not for any other reason.



Product Leadership

Park/Nelco's Product Leadership team was challenged in fiscal year 2003 with a series of changes and the introduction of a broad array of new products to the market. Throughout these events, our focus has remained the same—act as our customers' advocate and direct our resources toward developing the tools our customers need to be successful.

Our customers have an increasingly diverse set of material requirements as they seek new markets to replace those that have contracted over the past two years. One of the goals of the relocation of the Nelco R&D department to its current location at Neltec in Tempe, Arizona was to streamline our stage gate development process and ultimately to bring these next generation products to market as quickly and efficiently as possible, while maintaining our characteristic standard of excellence.

During the past year, we made our stage gate development process more rigorous, ensuring that the products we offer meet our customers' needs and our own high standards. Our product development process now includes a degree of testing and characterization that is far more extensive than in the past.

Park/Nelco has successfully commercialized three new products in fiscal year 2003.

N4000-11

Park/Nelco's next generation high Tg FR-4 system, N4000-11, was designed to meet the needs of high layer count, complex printed circuit board constructions. This system has been optimized for superior performance in lead-free assembly environments. Typical applications include high-end storage devices or servers, harsh climate telecommunications infrastructure equipment, semiconductor test equipment, high layer count underhood automotive components, and large format backpanels.

N7000-2 VO

Park/Nelco introduced its next generation polyimide system to provide OEMs and fabricators with a product having several technical and commercial advantages over competitive materials, including improved flame retardancy and drilling characteristics. The primary applications for this UL94V-0 polyimide are burn-in chip test boards, aeronautics (military and non-military), and down-hole drilling.

N9000-13 RF

N9000-13RF is a laminate core material utilizing advanced blending technology to achieve a rare balance of performance and value in the advanced high-speed, low-loss product spectrum. This material is a high performance, cost effective substitute for two layer pure PTFE packages, without the abrasive drilling characteristics of ceramic filled material. This product has considerable appeal in the high volume automotive electronics market and patch antenna manufacturing community.

Park/Nelco continues to develop new products and technologies to support our high-technology customers and continues to shorten the commercialization cycle of these new products. Our Product Leadership and OEM Marketing teams make a concerted effort to discuss future needs with customers and OEMs. By better linking our OEM and Product Leadership efforts, we will ensure that our projects are more focused, thus benefiting our customers and facilitating their successes. We are also focusing our sales and marketing efforts on developing new customers and increasing the market acceptance of our current product portfolio.

Despite the flat demand that prevailed in fiscal year 2003, significant opportunities exist for those agile and talented enough to meet the increasing requirements in the markets for high reliability, high bandwidth, and environmentally friendly materials. Meeting these requirements is a complex task, but we are certain that our efforts during the past year have helped position our company for rapid product deployment in this complex and rapidly changing environment.

Steve Schaefer
Vice President of Business Development

Anthony DiGaudio
Product Director



(left to right): Steve Schaefer, Vice President of Business Development
Anthony DiGaudio, Product Director

Research & Development

In order to enhance and better focus our research and development objectives, the Park/Nelco R&D laboratory was moved to the Neltec business unit in Tempe, Arizona. The integration of R&D into Neltec creates a more intimate working relationship between the scientists who develop new products and the manufacturing and marketing personnel who introduce those products to the market place.

Our newest product introduction is N4000-11. This product has been designed to meet the thermal resistance properties needed for lead-free manufacturing processes as well as the need for a more reliable FR-4 laminate.

Park/Nelco is also developing process friendly FR-4 halogen-free materials. This year we plan to introduce a mid-Tg halogen-free FR-4 laminate with excellent thermal robustness for lead-free assembly, and by the 2004 fiscal year end we plan to introduce a high-Tg version of this technology.

The drive to higher frequency electronics continues to push the need for lower dielectric constant and lower dissipation factor materials. This year we plan to introduce a new low Dk/Df FR-4 laminate designed to operate in the 2.5 GHz range of consumer electronics. To meet the needs of the market at 10 GHz and beyond, we are working to develop a material with a dissipation factor below .005 that will also meet the need for process and cost effectiveness.

Jay Grover
President, Neltec, Inc.



(left to right): Jay Grover, President, Neltec, Inc.; Dave Luttrell, Director, Research & Development; Doug Leys, Director of Technology

Sales and Marketing

The reduced global demand for multilayer laminating materials, the demand for quicker turnaround times for those materials and the demand for lower prices for those materials continued from fiscal year 2002 to fiscal year 2003. These conditions were again most prevalent at our customers supporting the higher technology infrastructure segment of the telecommunications market.

Park/Nelco's advanced products gained significant market share in Asia, Europe and North America in fiscal year 2003. Communication and coordination between our business units' sales and technical service teams provided a smooth transition of high-technology printed circuit boards, utilizing our advanced products, from region to region, as required by our customers.

The means by which our customers coped with the pressures in fiscal year 2003 has inexorably changed the way we do business. Quick-Turn-Around ("QTA") programs have been implemented at all our business units to provide customers, who face compressed production schedules and diminishing future visibility, with a means to meet the demands of this evolving market. True twenty-four hour turnaround time became the goal, and each of our business units successfully met this difficult challenge.

Our www.parknelco.com website is the fastest way to provide timely and pertinent data to our customers and the electronics industry as a whole. New tools, like our interactive product comparison tool, provide designers access to preliminary product brochures, test results and technical data. E-business activities, such as on-line directories, e-news letters and electronic brochures, allow the sales and marketing team



(left to right): David Iguchi, Product Director, PCB Materials Processing; Carrie McKay, Marketing Communications Manager; Emily Groehl, Senior Vice President, Sales and Marketing; Jim Stewart, Vice President of Sales and Marketing



to provide our customers with a high level of service, while reducing costs compared to traditional marketing methods. For the 2004 fiscal year, we expect Park/Nelco's e-business initiatives to attain greater focus and priority, as our customers demand faster and more convenient access to information.

Our PCB materials processing function is responsible for ensuring that Park/Nelco's existing products are performing well in our customers' manufacturing locations and that new products are thoroughly tested and characterized before they are introduced to the market. This function has become even more important as many customers have dramatically reduced their engineering staffs.

New performance requirements for PCBs continue to push our existing materials to the limits of their capabilities, accelerating the demand for new materials that exhibit improvements in thermal and electrical performance and ease of processing. During fiscal year 2003, Park/Nelco fully characterized three new products, optimized their processing capabilities, and commercialized them to meet our customers' accelerating demands. We continue to work closely with our customers on new circuit design applications requiring the establishment of new processes to fit these needs.

As in fiscal year 2002, we have met the challenges of fiscal year 2003 by focusing our attention, and concentrating our energies, on those issues and circumstances that we can control, rather than on those issues and circumstances over which we have no control.

Emily J. Groehl
Senior Vice President, Sales and Marketing

OEM Marketing and Technology

Despite the continued fallout from the bursting of the Internet bubble, the lingering effects of 9/11, the telecommunication inventory issues and the much publicized corporate scandals, we have managed to stay the course with our Original Equipment Manufacturer ("OEM") marketing strategy. As a matter of fact, we have expanded our strategy to include the Contract Manufacturers ("CMs") and the Electronic Manufacturing Service ("EMS") companies because we have observed that the lines that distinguish an OEM from a CM or an EMS company have become steadily more blurred as the OEMs continue to outsource parts of their businesses that can be handled more efficiently by others. A number of our customers are already reporting that a significant amount of their orders are being placed by the CMs and EMS companies. This trend is expected to continue over the next few years.

We believe that the strategy of actively working with the OEMs, CMs and EMS companies to define the best value-added solutions for their applications is critical to achieving our goal of helping our customers succeed. Based on our first few years of engagement, we are confident that our strategy of working closer with the end users to better understand their needs and to educate them about our products has been very successful for all segments of the supply chain. This strategy enables us to:

- Work more closely with our customers in jointly defining solutions to problems;
- Respond more quickly to the needs of the end users by getting our suppliers on board earlier;
- Better allocate our resources in R&D when we are trying to prioritize projects;
- Assist the end users to make more cost effective decisions as to which products are optimal for specific applications;
- Help our customers and the OEMs, CMs and EMS companies succeed in achieving their objectives of being profitable by supplying the most value-added solutions.

Park/Nelco will continue with its commitment to engage in more dialogue with the OEMs and EMS companies. Last year, we added an electrical engineer to our team to address the end users' needs for more and better electrical data. This year, we will expand our coverage into Europe and Asia to better respond to the globalization of the OEMs, CMs and EMS companies. We will also continue to add more meaningful information to our website to support their technical needs. We believe that this strategy is the most effective way to meet our objectives of being customer intimate and helping our customers succeed. These activities enable us to supply our customers with the right product, with the right reliability for the right application, at the right cost at the right time.

Fred E. Hickman III
Vice President of OEM Marketing and Technology



(left to right): Silvio Berdling, Senior OEM Design Engineer; Leena Gulia, OEM Marketing Engineer; Fred Hickman, Vice President of OEM Marketing and Technology

Global Manufacturing Capability

Park's global manufacturing capabilities place the Company's resources close to its customers and enable the Company to be very responsive to its customers and solve their problems quickly.



Newburgh, NY
Cologne, Ger.
Fullerton, CA
Waterbury, CT
Mirebeau, FR
Tempe, AZ
Lake Success, NY
(Parent Company Offices)
Singapore
Wuxi, China
Lannemezan, FR

About Park

Park Electrochemical Corp. is a leading designer and producer of electronic materials used to fabricate complex multilayer printed circuit boards and interconnection systems. Park specializes in advanced materials for high layer count circuit boards used in high-speed digital broadband telecommunications, internet and networking applications. Park operates through fully integrated business units in Asia, Europe and North America. The Company's manufacturing facilities are located in Singapore, China, Germany, France, Connecticut, New York, Arizona and California.

Park's multilayer printed circuit material products include copper-clad laminates and prepregs. Multilayer printed circuit boards and interconnect systems are used in virtually all advanced electronic equipment to direct, sequence and control electronic signals between semiconductor devices (such as microprocessors and memory and logic devices), passive components (such as resistors and capacitors) and connection devices (such as infra-red couplings, fiber optic components and surface mount connectors). Examples of end uses of Park's printed circuit materials include high-speed routers and servers, storage area networks, supercomputers, laptops, satellite switching equipment, cellular telephones and transceivers, wireless personal digital assistants ("PDAs") and wireless local area networks ("LANS").

Park believes it founded the modern day printed circuit industry in 1957 with the invention of a composite consisting of an epoxy resin substrate reinforced with fiberglass cloth and laminated with sheets of thin copper foil. This epoxy-glass copper-clad laminate system is still used to construct the large majority of today's advanced printed circuit products. In 1962, Park believes it invented the first multilayer printed circuit material system used to construct multilayer printed circuit boards. Multilayer boards are still


Sales Per Employee
(in thousands)
$200
150
100
50
0
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03

used today in the large majority of the world's advanced electronic equipment. Park also pioneered vacuum lamination and many other manufacturing technologies currently in use in the industry.

Today, we believe Park is one of the world's largest independent producers of multilayer printed circuit materials, with seven fully integrated advanced circuit materials manufacturing locations around the world. Park was also the first global advanced circuit materials business with operations in Asia, Europe and North America.

Park's Products... Park produces a broad line of advanced printed circuit materials products used to fabricate complex multilayer printed circuit boards and other high-technology electronic interconnection systems, including multilayer backplanes, wireless packages, high-speed, low-loss multilayers, high density interconnects and semiconductor packages. Multilayer printed circuit boards are printed circuit boards with three or more layers (it could be over 50 layers in the case of a wide bandwidth high-speed router, for example) of copper circuitry separated by insulating dielectric layers (sometimes called prepreg) and stacked on top of one another. These multiple layers of circuitry are normally connected to one another by vertical conductor holes or vias. Multilayer printed circuits are used for higher density interconnect or packaging applications where a large number of signal paths are required in a small amount of space. Generally, multilayer boards are utilized in more sophisticated, higher technology electronic equipment.

Park's diverse circuit materials product line is designed to address a wide array of end-use applications and performance requirements. Park's product line includes standard FR-4 materials for low and high-temperature and increased reliability applications, halogen-free and lead-free FR-4 materials for environmentally conscious customers, high-speed, low-loss materials for digital applications requiring increased signal integrity, polyimides for applications that demand increased thermal performance and PTFE materials for RF microwave applications that operate at frequencies up to 77 GHz. Our circuit materials product line has been developed internally and through long-term development projects with certain select suppliers. Park focuses its R&D efforts toward developing industry leading product technology to meet the most demanding electronic equipment performance requirements.

Nelco North America



(back row, left to right): Candido Gonzalez, Todd Shuder, Mary Wathen, Hilde Toledo, Jim Hartzell, Mark Jones and Tim Slipp

(front row, left to right): Fred Scheer, Gordon Olson, Bob Kimmel

Fiscal year 2003 continued to be extremely challenging to everyone involved in the printed circuit board industry. During the year, we focused our efforts on Customer Intimacy, cost reductions, and utilization of our automated equipment, which facilitates our quick turn requirements.

In order to help our customers to succeed, we are available to get involved in every aspect of their business. The concept of Customer Intimacy is constantly changing. We must continue to look beyond the obvious and ask, "What More Can We Do?" There is always one more question to ask in helping with customer needs. We continue to strive to be a customer driven organization.

Our QUALITY policy, which emphasizes PEOPLE, PROCESS and PRODUCT, keeps us focused on developing our people and on continual process improvements, which naturally lead to product improvement.

We spent much of this last year reducing costs. One means to accomplish this was by narrowing the variety of equipment that we operated in our facility. We applied our energies to developing our newly installed automated production lines, which had the dual benefit by improving our product quality as well as our quick-turn-around capability. Sixty-five percent of all deliveries to customers are now within 48 hours. We see this demand being compressed further in this new year.

Due to the variety of activities this past year, we are ready for whatever challenges this new fiscal year holds.

Mary Wathen, President, Nelco Products, Inc.

Nelco Asia Pacific



(back row; left to right): Quek Toh Haw, Lee Kong Hon, Gary Watson, Kelvin Loh, Lim Meng Jin, Joseph Choy and Timothy Lim

(front row; left to right): Henry Kong, G.P. Teo, Vivien Sim, Andrew Chan and Freddy Lee

The explosion that occurred at our Singapore manufacturing facility on November 27, 2002 and its aftermath will long be remembered. This tragic event resulted in the death of our fellow employee, Eng Keat Cheong, injured nine other employees, and forever reinforced our appreciation for the fact that nothing in life or business can be taken for granted. We know that the Asia Pacific region will continue to confront many near-term uncertainties. However, we remain optimistic because last year we demonstrated our ability to capture new business in China and to maintain strength in Korea during an unprecedented period of transition. Going forward, our plan is simple—do more of the same in fiscal year 2004!

We will continue to increase our market share in high-technology electronic materials with existing customers and obtain new business throughout the region. Our global customers are transferring jobs to their Asian manufacturing plants to lower costs—a move providing unique opportunities for Nelco. When the same determination and spirit that enabled us to quickly recover from our November tragedy is combined with our time-tested skill, technology, and manufacturing know-how, the result is clear. We offer unique value by delivering dependable, quick-turn solutions that our customers can rely on to ensure their success now and in the future.

Gary Watson
Managing Director, Nelco Products Pte. Ltd.

Our product line has been designed with an emphasis on higher performance, higher technology materials. Park performs product development at its dedicated R&D laboratory located in Tempe, Arizona.

Park's advanced circuit materials products include high-speed, low-loss, digital broadband engineered formulations, high-temperature modified epoxies, bismaleimide triazine epoxies ("BT-epoxy"), polyimides, high performance Thermount® materials ("Thermount" is a registered trademark of E.I. duPont de Nemours & Co.), SI™ ("Signal Integrity") products, cyanate esters and polytetrafluoroethylene ("PTFE") formulations for radio frequency ("RF")/microwave applications.

Market... According to the IPC-Association Connecting Electronics Industries, an international trade organization for the printed circuit and interconnect industry (the "IPC"), in 2001, the worldwide market for all printed circuit boards was approximately $29.6 billion, which represents a 24% decrease from the size of the market in 2000, and the worldwide market for multilayer and high performance printed circuit boards was approximately $16.0 billion, which represents a 32% decrease from the size of this market in 2000. The Company estimates that, in 2001, the worldwide market for multilayer and high performance printed circuit materials (that's Park's market) was approximately $1.9 billion compared to approximately $3.0 billion in 2000. Although the IPC has not yet released market information for the year 2002, Park estimates that, in 2002, the worldwide market for all printed circuit boards was approximately $27.6 billion, which represents a 7% decrease from the size of the market in 2001. The Company also estimates that, in 2002, the worldwide market for multilayer and high performance printed circuit materials (Park's market) was approximately $1.75 billion compared to approximately $1.9 billion in 2001. We serve the entire market for multilayer materials, which is the higher technology segment of the larger printed circuit materials market. We believe Park's product offerings provide the broadest spectrum of high performance materials available in the industry today. In addition, we focus on high performance multilayer materials having advanced thermal, mechanical and electrical capabilities. These high performance materials are used in the highest technology interconnection applications for the most sophisticated electronic equipment. Although this high performance materials segment of our market did not experience any growth in 2002, and our sales of high performance materials as a percentage of our total sales, and our market share for these materials, have increased each year for the past several years, including our 2003 fiscal year. Consequently, we intend to continue to focus on this special segment of our market.

Customers... Park's customers for its advanced electronic materials include leading independent printed circuit board fabricators, electronic manufacturing service companies, electronic contract manufacturers and electronic original equipment manufacturers in the computer, networking, telecommunications, transportation, aerospace and instrumentation industries.


U.S. High Performance Materials
(percentage of U.S. electronic material sales)
100
80
60
40
20
0
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03

We seek to align ourselves with the larger, more technologically advanced and better capitalized independent printed circuit board fabricators, smaller fabricators offering high-technology niche and military products, electronic manufacturing service companies, electronic contract manufacturers and electronic original equipment manufacturers which are industry leaders committed to maintaining and improving their leadership positions and to building long-term relationships with their suppliers. The growth in Park's electronic materials business, prior to fiscal year 2002, was attributable more to building relationships with key customers which are positioned for aggressive growth and market leadership, rather than to adding new customer accounts, although the Company believes that its market share increased in both the 2002 and 2003 fiscal years as a result of adding new customer accounts. Park continues to focus globally on relationships with key customers which are positioned for aggressive growth and market leadership, and on developing meaningful relationships and business with strategic high-technology target customers.

Electronics Industry Trends and Opportunities... There are several industry trends, which we believe are working to the advantage of Park's business. These trends are:

- Increasing Demand for High-Technology Electronic Equipment. The increasing demand around the globe in emerging and developed markets for electronic equipment, and particularly higher technology electronic equipment, benefits Park and other suppliers to the electronic equipment industry. Since Park's operations are global in scope, we are well positioned to benefit from the industry's growth in all regions of the world.

- Rapid Improvement in Performance and Functionality of Electronic Equipment. Electronic equipment manufacturers are under constant pressure to introduce more advanced equipment in order to remain competitive and to satisfy the increasingly demanding computing and communicating needs of their customers. In order for the equipment manufacturer to deliver higher levels of equipment performance and functionality, it must utilize high performance materials capable of operating in higher temperature environments and

Neltec, Inc.



(left to right): Dave Luttrell, Barry Weller, Brian Bennawy, Kim Rand, George Pinzon, Joan Couet, Pat Crowley, Jay Grover

Fiscal year 2003 presented many exciting opportunities that required every discipline at both Neltec operating sites to question its purpose and identify what was truly important in helping our customers succeed. We had to reorganize many of our operations to remain flexible without sacrificing product quality or organizational efficiency, and I believe we were very successful in attaining that objective. Product lead times are now measured in hours, not days, and we at Neltec are committed to finding new and innovative ways to meet those supply line requirements.

Our Neltec SA operation in Lannemezan France produces our PTFE prepreg and laminate products for the RF/microwave market and supports our sales in Europe and Asia. Our Neltec Advanced Products operation in Tempe, Arizona produces high performance prepregs and laminates for the digital and RF markets. In March 2002, we announced that we were manufacturing RF/microwave materials at our Tempe facility, offering 50" x 80" laminate for the RF antenna market, which has proven essential in meeting the needs of our North American customers.

Our mission for fiscal year 2004 is to continue to develop and launch new product technologies that offer unique advantages to our chosen customers in today's highly competitive and demanding global market.

Jay Grover
President, Neltec, Inc.

Nelco Dielektra Europe



(left to right): Ron Brett, Clive Hepplestone, Michel Matheron, Jean Martin, Jonathan LeBrun

Fiscal year 2003 was a difficult year for our European business unit with the collapse of the U.K. market resulting in the closure of our Skelmersdale manufacturing facility. Skelmersdale was Park's first venture outside the United States and had been in operation for more than 30 years, with some of the employees who joined us on day one having remained with the company until the end. Given the market situation, however, there was little choice, and the business transferred from the U.K. facility has helped to strengthen the position of our other European locations. On completion of the reorganisation currently taking place in our facility in Cologne, Germany, and of our investment in the facility in Mirebeau sur Bèze, France, we will be in a very strong position to further develop our business in advanced products for the European market.

Clive Hepplestone
Managing Director, Nelco Dielektra Europe

of supporting higher speed, higher frequency signals, which are required for high bandwidth applications. Park specializes in the design and production of high performance materials and has grown this sector of its business substantially in recent years.

In order for the equipment manufacturer to deliver increasingly advanced equipment, it also must incorporate high density circuitry and packaging technology into its equipment. This requires the use of high layer count circuit boards with very thin dielectric layers (.002" or less) and very fine line circuitry geometries (line and space widths of .002" or less). Park specializes in producing very high quality ultra-thin dielectric layers. According to IPC data, the average thickness of the dielectric layers produced by Park is significantly less than the U.S. industry average. Park routinely produces advanced materials having .002" dielectrics with high yields. We believe our special focus toward very high quality, ultra-thin materials has become an increasingly important distinguishing feature for us as the world moves to increasingly more advanced electronic equipment.

- Miniaturization and Portability of Advanced Electronic Equipment. Trends toward miniaturization and portability of increasingly advanced electronic equipment (including wireless communications equipment) have further driven the need for high performance materials suitable for high-speed signals and for ultra-thin materials and ultra-fine line circuitry suitable for high density circuitry and packaging applications. As discussed above, Park specializes in the design and production of high performance materials and very high quality ultra-thin materials.

- Time-to-Market and Time-to-Volume Pressures. Park's customers are under increasing pressure to roll out new products more frequently and ramp them to volume (with good yields) more quickly. This intense market pressure has driven our customers to seek out and establish very close relationships with value-added materials suppliers who can and will work closely with them globally in the roll out and ramping to volume of new products. By working very closely with our customers, we are able to very quickly solve our customers' real product development, engineering and production problems. This fast and responsive problem solving capability has become critically important to our customers because of the intense quick-turn-around requirements placed on them and the necessity to provide a smooth transition with consistent product and service as OEMs move business from region to region.

- OEM Early Involvement. Park's customers are becoming increasingly dependent on the design activity of their original equipment manufacturer ("OEM") customers due to the rapid deployment of new products in the industry. Without early


2003 Sales by Geography
Europe
North America
Asia


Electronic Materials Sales by End Market
Telecom/Datacom
Computer/Office
Aerospace
Instrumentation/Other
Transportation

involvement among Park, the circuit board fabricator, the assembler and the OEM, it is difficult to provide new electronic materials technology that is compatible with the new product applications. For this reason, Park has continued to emphasize its existing OEM program with dedicated resources and is involved very early in several significant new OEM programs that require advanced material technologies. In this manner, Park's customers benefit from application successes and access to the right technology at the right time for the OEM program. The additional benefit to our R&D program is early input on the performance objectives of the key OEM programs and early qualification of our advanced materials.

- *Consolidation of Park's Customers' Industry.* There has been rapid consolidation of our customers' industry principally as the result of the accelerating pace of new technology, the deregionalization of the markets and the depressed worldwide economic conditions that existed in 2001 and 2002. The larger, more sophisticated and better capitalized independent circuitry fabricators and electronic manufacturing service companies have gained, and we believe will continue to gain, market share from the smaller circuit board fabricators who find it increasingly difficult to compete and have lost market share or have been absorbed or discontinued as organizations. Since we work principally with the larger, more sophisticated independent circuit fabricators and electronic manufacturing service companies who are gaining market share, we are benefiting from the market share gains and successes of our customers.

FiberCote Industries, Inc.



(left to right): John Korzinski, Steve Peake, John Tauriello, Steve Garrette

FiberCote designs and manufactures advanced composite materials for structural applications. We focus on selected aerospace market segments and serve other markets where high strength and light weight are critical to our customers' design requirements. Despite the current downturn in aerospace, FiberCote continues to build strength and market share in the commercial and defense segments of our focus markets.

During fiscal year 2003, FiberCote's E-765 family of prepregs and Federal Aviation Administration Accepted Design Allowables Databases were selected and qualified by several airframe contractors, including a well-established business jet manufacturer. We expanded our line of prepregs designed for rocket motor nozzles, heat shields and high-temperature insulation, and FiberCote materials continue to be selected by key manufacturers of tactical rockets, like the Evolved Sea Sparrow Missile (ESSM) and well-known launch vehicles, like the Atlas V. We have also begun to market our products more aggressively in Europe, a key growth region for specifiers and users of advanced composite materials for structural applications.

Steve Garrette
President, FiberCote Industries, Inc.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

General

Park is a leading global designer and producer of advanced electronic materials used to fabricate complex multilayer printed circuit boards and other electronic interconnect systems. The Company's customers include leading independent printed circuit board fabricators, electronic manufacturing service companies, electronic contract manufacturers and major electronic original equipment manufacturers in the computer, telecommunications, transportation, aerospace and instrumentation industries.

The severe correction and downturn that occurred in the global electronics industry early in the fiscal year ended March 3, 2002 and that dramatically affected the Company's financial performance during that fiscal year, with steep declines in sales by the Company's North American, European and Asian operations, persisted during the fiscal year ended March 2, 2003 and caused the global electronics industry to be very depressed throughout the fiscal year, with no clear signs of recovery. Consequently, the Company's sales declined during the 2003 fiscal year, although not as steeply as in the prior fiscal year, with decreased sales of electronic materials in North America and Europe.

While the Company's operations continued to be weak during the 2003 fiscal year as almost all markets for sophisticated printed circuit materials continued to experience severely depressed conditions, the Company's gross profit in the 2003 fiscal year was significantly more than its gross profit in the 2002 fiscal year as a result of the Company's reductions of its costs and expenses and higher percentages of sales of higher technology, higher margin products.

In addition to its depressed financial results of operations, during the 2003 fiscal year the Company recorded pre-tax charges totaling $55.0 million related to the closure of its Nelco U.K. manufacturing facility and workforce reductions at a North American business unit and the writedowns of fixed assets at its continuing operations in North America and Germany resulting from the realignment of its North American FR-4 business operations in New York and California and the closure of the mass lamination operation in Germany. These charges were only slightly offset by the pre-tax gain of $3.2 million realized by the Company during the 2003 fiscal year second quarter in connection with the sale of its Dielectric Polymers, Inc. ("DPI") subsidiary for $5.0 million cash.

The Company recorded a pre-tax charge of $4.7 million in its 2003 fiscal year third quarter for the cost of closing its Nelco U.K. manufacturing facility located in Skelmersdale, England, which it announced in October 2002 in response to the almost complete collapse of the U.K. high technology circuit board industry. For many years, Nelco U.K. was one of the most vital parts of the Company's global high technology circuit materials business, but the U.K. high technology circuit board industry had been devastated, and the closure of the Nelco U.K. facility was unavoidable, as there was not enough business available in the entire U.K. market to justify the Company's having an operation in the U.K. in the future. The Company is supplying its few remaining customers in the U.K. with product produced at its Nelco facility located in Mirebeau, France and will continue to provide these U.K. customers with local account management, technical service and materials and inventory support. In addition, the Company recorded a pre-tax charge of $0.1 million during the 2003 fiscal year third quarter for severance payments for workforce reductions at a North American business unit.

In its 2004 fiscal year first quarter, the Company announced that Dielektra GmbH, the Company's advanced electronic materials business located in Cologne, Germany, was closing its mass lamination operation. Dielektra's mass lamination operation supplied higher-end mass lamination products to European circuit board manufacturers. However, the market for these products in Europe had eroded to the point where the Company no longer believed it was possible to operate a viable mass lamination business in Europe, and the Company did not believe that, at any time in the foreseeable future, the higher-end European mass lamination market would recover to the extent necessary to justify the Company's operating a mass lamination business in Europe. After the closure of Dielektra's mass lamination operation, its manufacturing operations will consist exclusively of high technology treating and Dielektra's proprietary Datlam™ automated continuous laminate manufacturing, and the Dielektra business will be focused exclusively on its unique high technology manufacturing processes and product line. The Company is developing new and more advanced products to be manufactured by Dielektra on its Datlam™ automated continuous manufacturing lines. The Company believes that Dielektra's Datlam products have certain unique technological capabilities which are useful to high-technology circuit board customers which produce complex high-density circuit boards.

In the 2004 fiscal year first quarter, the Company also announced the realignment of its North American FR-4 business operations located in New York and California and the establishment of a new business unit called "Nelco/North America", which will include the Company's FR-4 manufacturing operations in New York and California and will be administered principally from Fullerton,

Management's Discussion and Analysis
of Financial Condition and Results of Operations *(continued)*

California. As part of the realignment, the New York operation will be scaled down to a smaller focused operation and the California operation will be significantly scaled up to a larger volume operation, and there will be significant workforce reductions at the Company's New York facility and significant workforce increases at the Company's California facility. After the New York operations have been scaled back, a large portion of the New York facility will be mothballed. The Company will have the flexibility in the future to scale back up the Newburgh, New York facility if the opportunity to do so presents itself. The realignment is designed to help the Company achieve improved operating and cost efficiencies in its North American FR-4 business and to help the Company better service all of its existing North American customers. The Company does not contemplate losing any North American customers as a result of the realignment. The Company believes it has recently gained market share with two of its major customers in North America.

As a result of continuing declines in the Company's North American business operations and Dielektra's mass lamination operation, during the fourth quarter of the 2003 fiscal year the Company reassessed the recoverability of the fixed assets of those operations based on cash flow projections and determined that such fixed assets were impaired, and the Company recorded pre-tax impairment charges of $50.3 million in the Company's 2003 fiscal year fourth quarter to reduce the book values of such fixed assets to their estimated fair values. In the 2004 fiscal year first quarter, the Company decided to realign its North American FR-4 business operations located in Newburgh, New York and Fullerton, California and to close Dielektra's mass lamination operation, and the Company expects to record additional pre-tax charges totaling approximately $16 million in the first half of the Company's 2004 fiscal year as a result of the North American realignment and the closure of Dielektra's mass lamination operation and related workforce reductions. See Notes 13 and 21 of the Notes to Consolidated Financial Statements in this Report for additional information regarding the realignment and closure.

During the Company's 1998 fiscal year and for several years prior thereto, more than 10% of the Company's total worldwide sales were to Delco Electronics Corporation, a subsidiary of General Motors Corp., and the Company's wholly owned subsidiary, Nelco Technology, Inc. ("NTI") located in Tempe, Arizona, had been Delco's principal supplier of semi-finished multilayer printed circuit board materials, commonly known as mass lamination, which were used by Delco to produce finished multilayer printed circuit boards. However, in March 1998, the Company was informed by Delco that Delco planned to close its printed circuit board fabrication plant and exit the printed circuit board manufacturing business. As a result, the Company's sales to Delco declined during the three-month period ended May 31, 1998, were negligible during the remainder of the 1999 fiscal year and have been nil since that time.

In May 1998, the Company and NTI filed a complaint against Delco Electronics Corporation and the Delphi Automotive Systems unit of General Motors Corp. in the United States District Court for the District of Arizona. The complaint alleged, among other things, that Delco breached its contract to purchase semi-finished multilayer printed circuit boards from NTI and that Delphi interfered with NTI's contract with Delco, that Delco breached the covenant of good faith and fair dealing implied in the contract, that Delco engaged in negligent misrepresentation and that Delco fraudulently induced NTI to enter into the contract. The Company and NTI sought substantial compensatory and punitive damages. In November 2000, a jury awarded damages to NTI in the amount of $32.3 million, and in December 2000 the judge in the United States District Court for the District of Arizona entered judgment for NTI on its claim of breach of the implied covenant of good faith and fair dealing with damages in the amount of $32.3 million. Both parties appealed the decision to the United States Court of Appeals for the Ninth Circuit in San Francisco; and on May 7, 2003, a panel of three judges in the Court of Appeals for the Ninth Circuit rendered a unanimous decision affirming the jury verdict. The time period within which Delco could have filed a petition for rehearing by the United States Court of Appeals for the Ninth Circuit has expired. As of May 27, 2003, neither the Company nor NTI has received notice that Delco has filed a petition for rehearing.

The Company is not engaged in any related party transactions involving relationships or transactions with persons or entities that derive benefits from their non-independent relationship with the Company or the Company's related parties, or in any transactions with parties with whom the Company or its related parties have a relationship that enables the parties to negotiate terms of material transactions that may or would not be available from other, more clearly independent parties on an arm's-length basis, or in any trading activities involving non-exchange traded commodity or other contracts that are accounted for at fair value or otherwise or in any energy trading or risk management activities, other than certain limited foreign currency contracts intended to hedge the Company's contractual commitments to pay certain obligations or to realize certain receipts in foreign currencies.

The Company believes that an evaluation of its ongoing operations would be difficult if the disclosure of its financial results were limited to generally accepted accounting principles ("GAAP") financial measures. Accordingly, in addition to disclosing its financial results determined in accordance with GAAP, the Company discloses non-GAAP operating results that exclude certain items in order to assist its shareholders and other readers in assessing the Company's operating performance. Such non-GAAP financial measures are provided to supplement the results provided in accordance with GAAP.

Fiscal Year 2003 Compared with Fiscal Year 2002

The Company's operations continued to be weak during the fiscal year ended March 2, 2003 as the North American, European and, to a lesser extent, Asian markets for sophisticated printed circuit materials continued to experience severely depressed conditions during the 2003 fiscal year.

Nevertheless, the Company's gross profit in the fiscal year ended March 2, 2003 was significantly more than the gross profit in the fiscal year ended March 3, 2002 as a result of the Company's reductions of its costs and expenses and higher percentages of sales of higher technology, higher margin products.

In addition to its depressed financial results of operations, the Company recorded pre-tax, fixed asset impairment charges of $50.3 million in the 2003 fiscal year fourth quarter related to the writedowns of fixed assets at its continuing operations in North America and Germany. The Company also recorded pre-tax charges of $4.8 million in the 2003 fiscal year third quarter in connection with the closure of its Nelco U.K. manufacturing facility in Skelmersdale, England and severance costs at a North American business unit and realized a pre-tax gain of $3.2 million in the 2003 fiscal year second quarter in connection with the sale of its DPI subsidiary.

In the 2002 fiscal year, the Company recorded pre-tax charges totaling $19.4 million related to the realignment of the operations of Dielektra GmbH, the sale of the assets and business of NTI, the Company's wholly owned subsidiary that manufactured semi-finished printed circuit boards, commonly known as mass lamination, in Tempe, Arizona, the closure of a related support facility in Arizona and severance payments for workforce reductions at the Company's continuing operations.

The continuing low levels of sales of electronic materials were largely responsible for the Company's results of operations for the fiscal year ended March 2, 2003. The North American and European markets for sophisticated printed circuits continued to be severely depressed during the 2003 fiscal year, and the Company's electronic materials operations located in those regions suffered as a result, although the Company believes it gained market share with certain of its electronic materials customers.

The Company's results of operations and margins improved in the 2003 fiscal year principally as a result of the electronic material business' reductions in costs and expenses despite the decrease in sales and the concomitant operation of the Company's facilities at levels far below their designed manufacturing capacities.

Operating results of the Company's advanced composite materials business also improved during the 2003 fiscal year primarily as a result of higher percentages of sales of higher margin products.

Results of Operations

Net sales for the fiscal year ended March 2, 2003 declined 6% to $216.8 million from $230.1 million for the fiscal year ended March 3, 2002. The decrease in net sales was principally the result of lower unit volumes of materials shipped by the Company's operations in Europe and North America, partially offset by higher unit volumes of materials shipped by the Company's operations in Asia. The comparative decrease in net sales was also influenced by the fact that the Company's net sales in the fiscal year ended March 3, 2002 benefited from significantly higher sales in March 2001 than in any subsequent month, as the downturn in the global electronics industry and in the Company's sales occurred in the 2002 fiscal year first quarter.

The Company's foreign operations accounted for $98.9 million of sales, or 46% of the Company's total sales worldwide, during the 2003 fiscal year, compared with $97.5 million of sales, or 42% of total sales worldwide, during the 2002 fiscal year and 40% of total sales worldwide during the 2001 fiscal year. Sales by the Company's foreign operations during the 2003 fiscal year increased slightly from the 2002 fiscal year due to increases in sales in Asia while sales by the Company's operations in England and Germany declined during the 2003 fiscal year compared with the prior fiscal year.

The overall gross profit as a percentage of net sales for the Company's worldwide operations improved to 10.7% during the 2003 fiscal year compared with 5.1% during the 2002 fiscal year. The improvement in the gross margin was attributable to the significant declines in costs and expenses from the 2002 fiscal year, production efficiencies resulting from enhanced manufacturing automation, and increases in market share with certain key electronic materials customers, which were only partially offset by lower

Management's Discussion and Analysis
of Financial Condition and Results of Operations *(continued)*

sales volumes and inefficiencies caused by operating certain facilities at levels below their designed manufacturing capacities. Gross profit was also positively impacted by higher percentages of sales of higher technology, higher margin products, as high performance materials accounted for 77% of worldwide sales for the 2003 fiscal year compared with 71% for the prior fiscal year. The Company's cost of sales decreased significantly as a result of lower production volumes and cost reduction measures implemented by the Company, including significant workforce reductions and the reduction of overtime, and the Company continued to implement an annual salary freeze for significant numbers of salaried employees, especially senior management employees, and paid no performance bonuses or significantly reduced bonuses and other incentives.

Selling, general and administrative expenses declined by $5.2 million, or by 15%, during the 2003 fiscal year compared with the 2002 fiscal year, and these expenses, measured as a percentage of sales, were 13.4% during the 2003 fiscal year compared with 14.9% during the 2002 fiscal year. The decrease in selling, general and administrative expenses as a percentage of sales in the 2003 fiscal year was due to workforce reductions resulting from the sale of DPI and the closure of the Company's U.K. manufacturing facility in Skelmersdale, England and expense reduction measures implemented by the Company during the 2003 fiscal year.

In the 2003 fiscal year fourth quarter, the Company recorded pre-tax, fixed asset impairment charges of $50.3 million related to the writedowns of fixed assets at continuing operations in North America and Germany, which the Company announced in its 2004 fiscal year first quarter. The after-tax impact of these fixed asset impairments was $46.0 million. In addition, the Company recorded pre-tax charges totaling $4.8 million in the 2003 fiscal year third quarter related to the closure of its Nelco U.K. manufacturing facility and severance costs at a North American business unit and a pre-tax gain of $3.2 million in the 2003 fiscal year second quarter in connection with the sale of DPI on June 27, 2002 for $5.0 million in cash. The net pre-tax charge for all these items for the 2003 fiscal year was $51.9 million, and the net after-tax charge for the fiscal year was $48.8 million.

For the reasons set forth above, loss from operations was $57.9 million for the 2003 fiscal year, including the pre-tax charges described above related to the writedowns of fixed assets at continuing operations in North America and Germany, the closure of the Nelco U.K. manufacturing facility and severance costs at a North American business unit and the pre-tax gain described above related to the sale of DPI, compared with a loss from operations of $42.0 million for the 2002 fiscal year, including the pre-tax charges described above related to the realignment of the operations of the Company's German business unit, a workforce reduction at another business unit, the sale of NTI, the closure of a related support facility and severance for the layoff of employees at the Company's continuing operations. The loss from operations for the 2003 fiscal year, before the pre-tax items described above, was $1.9 million, compared with a loss from operations of $11.9 million before the pre-tax charges described above for the 2002 fiscal year.

Interest and other income, net, principally investment income, declined 41% to $3.3 million for the 2003 fiscal year from $5.5 million for the 2002 fiscal year. The decrease in investment income was attributable to lower prevailing interest rates during the 2003 fiscal year. The Company's investments were primarily short-term taxable instruments. The Company incurred no interest expense during the 2003 or 2002 fiscal years. The Company's interest expense in prior fiscal years was related to its $100 million principal amount of 5.5% Convertible Subordinated Notes due 2006. See "Liquidity and Capital Resources" elsewhere in this discussion.

The Company's effective income tax rate was 7.1% for the 2003 fiscal year compared to 30.0% for the 2002 fiscal year. This decrease in the effective tax rate was the result of a valuation allowance on the tax benefit from losses sustained in the 2003 fiscal year that will be carried forward to future years for tax purposes. The valuation allowance eliminated the current recognition of the tax benefit from the tax loss carryforward due to the uncertainty of the use of such benefit.

The net loss for the 2003 fiscal year, including the after-tax charges of $48.8 described above related to the writedowns of fixed assets at continuing operations in North America and Germany, the closure of the Nelco U.K. manufacturing facility and severance costs at a North American business unit, was $50.8 million, compared to a net loss of $25.5 million for the 2002 fiscal year, including the pre-tax charges described above related to the realignment of the operations of the Company's German business unit, a workforce reduction at another business unit, the sale of NTI, the closure of a related support facility and severance for the layoff of employees at the Company's continuing operations.

Basic and diluted losses per share for the 2003 fiscal year were $2.58, including the pre-tax charges and gain described above, compared to losses per share of $1.31 including the pre-tax charges described above, for the 2002 fiscal year. Basic and diluted losses per share, before the pre-tax charges and gain described above, were $0.10 for the 2003 fiscal year, compared to losses of $0.61 for the 2002 fiscal year, before the pre-tax charges described above.

Fiscal Year 2002 Compared with Fiscal Year 2001

The Company experienced a sharp decline in its results of operations for the fiscal year ended March 3, 2002 as the North American, European and Asian markets for sophisticated printed circuit materials experienced severe downturns during such periods.

In addition to its severely depressed results of operations, during the 2002 fiscal year first quarter, the Company incurred pre-tax charges of $15.7 million in connection with the sale of the assets and business of NTI and the closure of a related support facility in Arizona and $0.7 million in connection with workforce reductions at the Company's continuing operations.

After Delco Electronics Corporation informed the Company in March 1998 that Delco planned to close its printed circuit board manufacturing business, the business of NTI languished and its performance was unsatisfactory due primarily to the absence of the unique, high-volume, high-quality business that had been provided by Delco Electronics and the absence of any other customer in the North American electronic materials industry with a similar demand for the large volumes of semi-finished multilayer printed circuit board materials that Delco purchased from NTI. Although NTI's business experienced a resurgence in the 2001 fiscal year as the North American market for printed circuit materials became extremely strong and demand exceeded supply for the electronic materials manufactured by the Company, the Company's internal expectations and projections for the NTI business were for continuing volatility in the business' performance over the foreseeable future. Consequently, the Company commenced efforts to sell the business in the second half of its 2001 fiscal year; and in April 2001, the Company sold the assets and business of NTI and closed a related support facility, also located in Tempe, Arizona. In connection with the sale and closure, the Company recorded pre-tax charges of $15.7 million in its 2002 fiscal year first quarter ended May 27, 2001. As a result of this sale, the Company exited the mass lamination business in North America.

Although the Company's electronic materials business was not dependent on this single customer, the loss of this customer had a material adverse effect on this business in the last three fiscal years.

The Company also incurred pre-tax charges during the 2002 fiscal year third quarter totaling $2.9 million in connection with the realignment of the operations of its German subsidiary, Dielektra GmbH, the Company's electronic materials business located in Cologne, Germany. The realignment included the closure of Dielektra's conventional lamination line to enable it to better focus its efforts and capabilities on its unique Datlam™ automated continuous lamination and paneling manufacturing technology and the reduction of the size of its mass lamination operations in order to focus on the marketing and manufacturing of high technology, higher layer count mass lamination product. The closure of Dielektra's remaining mass lamination operations was subsequently announced by the Company in the fiscal year 2004 first quarter. The Company incurred an additional $125,000 pre-tax charge during the fiscal year 2002 third quarter for a workforce reduction at another business unit.

The significant reduction in the Company's sales of electronic materials was largely responsible for the severe decline in the Company's results of operations for the fiscal year ended March 3, 2002. The North American, European and Asian markets for sophisticated printed circuit materials collapsed during the 2002 fiscal year, and the Company's electronic materials operations located in each region suffered as a result, although the Company believes it gained market share with certain of its electronic materials customers.

The Company's results of operations and margins declined in the 2002 fiscal year principally as a result of the electronic material business' decrease in sales of all products and the concomitant operation of the Company's facilities at levels far below their designed manufacturing capacity.

Operating results of the Company's specialty adhesive tape business, which the Company sold in the 2003 fiscal year second quarter, and advanced composite materials business also declined during the 2002 fiscal year. This decline was attributable to lower volumes of products sold.

Results of Operations

Net sales for the fiscal year ended March 3, 2002 declined 56% to $230.1 million from $522.2 million for the fiscal year ended February 25, 2001. This decline in sales was the result of lower unit volumes of materials shipped and the absence of sales by NTI, which, as described above, the Company sold in the 2002 fiscal year first quarter.

Although the net sales of NTI during the 2001 fiscal year were material relative to the Company's consolidated net sales during such year, the operations of NTI were not material to the Company's

Management's Discussion and Analysis
of Financial Condition and Results of Operations *(continued)*

consolidated financial position, results of operations, capital resources or liquidity, and the sale of NTI is not expected to have any material effect on the Company's future operating results, financial position, capital resources, liquidity or continuing operations.

The Company's foreign operations accounted for $97.5 million of sales, or 42% of the Company's total sales worldwide, during the 2002 fiscal year, compared with $209.3 million of sales, or 40% of total sales worldwide, during the 2001 fiscal year. Sales by the Company's foreign operations during the 2002 fiscal year decreased 54% from the 2001 fiscal year. The decrease in sales by the Company's foreign operations in the 2002 fiscal year was due to decreases in sales in both Asia and Europe.

The overall gross profit as a percentage of net sales for the Company's worldwide operations was 5.1% during the 2002 fiscal year compared with 22.5% during the 2001 fiscal year. The deterioration in the gross profit was attributable to the significant declines in sales volumes from the 2001 fiscal year and inefficiencies caused by operating certain facilities at levels below their designed manufacturing capacity, which was only slightly offset by increases in market share with certain key electronic materials customers and the growth in sales of higher technology, higher margin products as a percentage of total sales. Although the Company's cost of sales decreased significantly as a result of lower production volumes and cost reduction measures implemented by the Company, including significant workforce reductions, the reduction of overtime and the decision to not implement annual salary increases, the declines in sales and production volumes resulted in lower volumes to absorb fixed overhead costs and, consequently, an increase in the cost of sales as a percentage of net sales in the 2002 fiscal year.

Although selling, general and administrative expenses declined by $15.5 million, or by 31%, during the 2002 fiscal year compared with the 2001 fiscal year, these expenses, measured as a percentage of sales, were 14.9% during the 2002 fiscal year compared with 9.5% during the 2001 fiscal year. The increase in selling, general and administrative expenses as a percentage of sales in the 2002 fiscal year resulted from lower sales compared to the 2001 fiscal year and the fixed components of such expenses.

For the reasons set forth above, for the 2002 fiscal year, profit from operations, including the pre-tax charges, described above, related to the realignment of the operations of the Company's German business unit, the sale of NTI and the closure of a related support facility and severance for workforce reductions at the Company's continuing operations, declined to a loss of $42.0 million, and profit from operations, before the pre-tax charges, declined to a loss of $22.6 million, in both cases compared to a profit of $67.8 million for the 2001 fiscal year.

Interest and other income, net, principally investment income, declined 34% to $5.5 million for the 2002 fiscal year from $8.4 million for the 2001 fiscal year. The decrease in investment income was attributable to lower prevailing interest rates and the reduction in cash available for investment during the 2002 fiscal year. The Company's investments were primarily short-term taxable instruments. The Company incurred no interest expense during the 2002 fiscal year compared with $5.6 million during the 2001 fiscal year. The Company's interest expense was related primarily to its $100 million principal amount of 5.5% Convertible Subordinated Notes due 2006, issued in 1996, $2,328,000 principal amount of which was converted into 82,750 shares of the Company's common stock prior to February 25, 2001, the end of the Company's 2001 fiscal year, $95,934,000 of which was converted into 3,410,908 shares of the Company's common stock on March 1, 2001, and $1,738,000 of which was redeemed by the Company for cash on March 2, 2001. See "Liquidity and Capital Resources" elsewhere in this discussion.

The Company's effective income tax rate was 30.0% for the 2002 fiscal year and the 2001 fiscal year.

Net earnings for the 2002 fiscal year, including the pre-tax charges, described above, related to the realignment of the operations of the Company's German business unit, the sale of NTI and the closure of a related support facility and severance for workforce reductions at the Company's continuing operations, declined to a net loss of $25.5 million, and net earnings, before the pre-tax charges, declined to a net loss of $11.9 million, in both cases from net earnings of $49.4 million for the 2001 fiscal year.

Basic and diluted earnings per share decreased from $3.10 and $2.65, respectively, for the 2001 fiscal year to a loss per share of $1.31 including the pre-tax charges and to a loss per share of $0.61 before the pre-tax charges for the 2002 fiscal year.

The declines in net earnings and earnings per share were primarily attributable to the decline in the profit from operations and the charge for the closure of the business unit in Arizona which formerly supplied Delco Electronics Corporation with semi-finished multilayer circuit boards.

Liquidity and Capital Resources

At March 2, 2003, the Company's cash and temporary investments were $162.9 million compared with $151.4 million at March 3, 2002, the end of the Company's 2002 fiscal year. The increase in the Company's cash and investment position at March 2, 2003 was attributable to cash provided by operations, lower non-cash working capital items, the proceeds from the sale of the Company's Dielectric Polymers, Inc. subsidiary and the refund of Federal income taxes paid for prior years. The Company's working capital (which includes cash and temporary investments) was $170.3 million at March 2, 2003 compared with $167.0 million at March 3, 2002. The increase in working capital at March 2, 2003 compared with March 3, 2002 was due principally to higher cash and cash equivalents and lower accrued liabilities, offset in part by lower accounts receivable, inventories and prepaid expenses and other current assets and higher income taxes payable. The decrease in accrued liabilities, accounts receivable, inventories and prepaid expenses and other current assets at March 2, 2003 compared with March 3, 2002 was a result principally of reduced operating activity in support of lower sales volumes. The Company's current ratio (the ratio of current assets to current liabilities) was 5.2 to 1 at March 2, 2003 compared with 4.9 to 1 at March 3, 2002.

During the 2003 fiscal year, cash provided by the Company's operations was enhanced by a small net reduction in non-cash working capital items, resulting in $16.2 million of cash provided from operating activities. Net expenditures for property, plant and equipment were $6.4 million, $22.8 million and $51.8 million in the 2003, 2002 and 2001 fiscal years, respectively. The Company expects the capital expenditures in the 2004 fiscal year to be approximately the same amount as the expenditures in the 2003 fiscal year.

The Company sold its DPI subsidiary on June 27, 2002 for $5.0 million in cash and recorded a pre-tax gain of $3.2 million in the 2003 fiscal year second quarter in connection with the sale.

At March 2, 2003 and March 3, 2002, the Company had no long-term debt. During the Company's 2001 fiscal year, $2.3 million principal amount of Notes was converted into 82,750 shares of the Company's common stock, and immediately after the end of the 2001 fiscal year, $95.9 million principal amount of Notes was converted into 3,410,908 shares of the Company's common stock, all at a conversion price of $28.125 per share. On March 2, 2001, the Company redeemed $1.7 million principal amount of Notes for a redemption price of $1,000.15 (including accrued interest) for each $1,000 principal amount Note pursuant to a previous announcement that on March 2, 2001 it would redeem all of the outstanding Notes that were not converted on or before March 1, 2001. See Note 6 of the Notes to Consolidated Financial Statements in this Report.

The Company believes its financial resources will be sufficient, for the foreseeable future, to provide for continued investment in working capital and property, plant and equipment and for general corporate purposes. Such resources would also be available for appropriate acquisitions and other expansions of the Company's business.

The Company is not aware of any circumstances or events that are reasonably likely to occur that could materially affect its liquidity.

The Company's liquidity is not dependent on the use of, and the Company is not engaged in, any off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities.

The Company's contractual obligations and other commercial commitments to make future payments under contracts, such as lease agreements, consist only of the operating lease commitments described in Note 15 of the Notes to Consolidated Financial Statements included elsewhere in this Report. The Company has no long-term debt, capital lease obligations, unconditional purchase obligations or other long-term obligations, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments or contingent commitments, other than a standby letter of credit in the amount of $1.4 million to secure the Company's obligations under its workers' compensation insurance program.

Environmental Matters

The Company is subject to various federal, state and local government requirements relating to the protection of the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and that its handling, manufacture, use and disposal of hazardous or toxic substances are in accord with environmental laws and regulations. However, mainly because of past operations and operations of predecessor companies, which were generally in compliance with applicable laws at the time of the operations in question, the Company, like other companies engaged in similar businesses, is a party to claims by government agencies and third parties and has incurred remedial response and voluntary cleanup costs associated with environmental matters. Additional claims and costs involving past environmental matters may continue to arise in the future. It is the Company's policy to record appropriate liabilities for such matters when remedial efforts are probable and the costs can be reasonably estimated.

Management's Discussion and Analysis
of Financial Condition and Results of Operations *(continued)*

In the 2003, 2002 and 2001 fiscal years, the Company charged approximately $0.1 million, $0.2 million and $0.3 million, respectively, against pre-tax income for remedial response and voluntary cleanup costs (including legal fees). While annual expenditures have generally been constant from year to year, and may increase over time, the Company expects it will be able to fund such expenditures from cash flow from operations. The timing of expenditures depends on a number of factors, including regulatory approval of cleanup projects, remedial techniques to be utilized and agreements with other parties. At March 2, 2003, the recorded liability in accrued liabilities for environmental matters was $4.2 million compared with $4.0 million at March 3, 2002.

Management does not expect that environmental matters will have a material adverse effect on the liquidity, capital resources, business or consolidated financial position of the Company. See Note 15 of the Notes to Consolidated Financial Statements included in this Report for a discussion of the Company's commitments and contingencies, including those related to environmental matters.

Critical Accounting Policies and Estimates

In response to financial reporting release, FR-60,"Cautionary Advice Regarding Disclosure About Critical Accounting Policies", issued by the Securities and Exchange Commission in December 2001, the following information is provided regarding critical accounting policies that are important to the Consolidated Financial Statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management's judgment.

General

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to sales allowances, bad debts, inventories, valuation of long-lived assets, income taxes, restructuring, pensions and other employee benefit programs, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Sales Allowances

The Company provides for the estimated costs of sales allowances at the time such costs can be reasonably estimated. The Company is focused on manufacturing the highest quality electronic materials and other products possible and employs stringent manufacturing process controls and works with raw material suppliers who have dedicated themselves to complying with the Company's specifications and technical requirements. However, if the quality of the Company's products declines, the Company may incur higher sales allowances.

Bad Debt

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory

The Company writes down its inventory for estimated obsolescence or unmarketability based upon the age of the inventory and assumptions about future demand for the Company's products and market conditions. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Valuation of Long-lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Important factors that could trigger an impairment review include, but are not limited to, significant negative industry or economic trends and significant changes in the use of the Company's assets or strategy of the overall business.

Income Taxes

Carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets quarterly and assesses the need for additional valuation allowances quarterly.

Restructuring

During the fiscal year ended March 2, 2003, the Company recorded significant charges in connection with the realignment of its North American FR-4 business operations, the closures of its mass lamination operation in Germany and its manufacturing facility in England and employee severance costs at a North American business unit; and during the fiscal year ended March 3, 2002, the Company recorded significant charges in connection with the restructuring relating to the sale of Nelco Technology, Inc., the closure of a related support facility and the realignment of Dielektra, GmbH. These charges include estimates pertaining to employee separation costs and the settlements of contractual obligations resulting from the Company's actions. Although the Company does not anticipate significant changes, the actual costs incurred by the Company may differ from these estimates.

Contingencies and Litigation

The Company is subject to a small number of proceedings, lawsuits and other claims related to environmental, employment, product and other matters. The Company is required to assess the likelihood of any adverse judgments or outcomes in these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Pension and Other Employee Benefit Programs

One of the Company's subsidiaries in Europe has significant pension costs that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and wage inflation rates. The Company is required to consider current market conditions, including changes in interest rates and wage costs, in selecting these assumptions. Changes in the related pension costs may occur in the future in addition to changes resulting from fluctuations in the Company's related headcount due to changes in the assumptions.

The Company's obligations for workers' compensation claims and employee-health care benefits are effectively self-insured. The Company uses an insurance company administrator to process all such claims and benefits. The Company accrues its workers' compensation liability based upon the claim reserves established by the third-party administrator and historical experience. The Company's employee health insurance benefit liability is based on its historical claims experience.

The Company and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. In addition, the Company's subsidiaries have various bonus and incentive compensation programs, most of which are determined at management's discretion.

The Company's reserves associated with these self-insured liabilities and benefit programs are reviewed by management for adequacy at the end of each quarterly reporting period.

Report of Independent Auditors

To the Board of Directors and Stockholders of
Park Electrochemical Corp.
Lake Success, New York

We have audited the accompanying consolidated balance sheets of Park Electrochemical Corp. and subsidiaries as of March 2, 2003 and March 3, 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 2, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Park Electrochemical Corp. and subsidiaries as of March 2, 2003 and March 3, 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 2, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York
May 2, 2003, except for the second paragraph of
Note 21 as to which the date is May 13, 2003

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	March 2, 2003	March 3, 2002
Assets		
Current assets:		
Cash and cash equivalents	$111,036	$ 99,492
Marketable securities (Note 2)	51,899	51,917
Accounts receivable, less allowance for doubtful accounts of $1,893 and $1,817, respectively	30,272	33,628
Inventories (Note 3)	12,688	13,242
Prepaid expenses and other (Note 7)	4,690	12,082
Total current assets	210,585	210,361
Property, plant and equipment, net of accumulated depreciation and amortization (Notes 4 and 13)	90,503	149,810
Other assets	454	473
Total assets	$301,542	$360,644
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 15,145	$ 14,098
Accrued liabilities (Notes 5 and 15)	21,790	27,862
Income taxes payable	3,376	1,401
Total current liabilities	40,311	43,361
Deferred income taxes (Note 7)	4,539	13,054
Deferred pension liability and other (Note 14)	10,991	11,683
Total liabilities	55,841	68,098
Commitments and contingencies (Notes 14 and 15)		
Stockholders' equity (Notes 6, 8, and 14):		
Preferred stock, $1 par value per share—authorized, 500,000 shares; issued, none	—	—
Common stock, $.10 par value per share—authorized, 60,000,000 shares; issued, 20,369,986 shares	2,037	2,037
Additional paid-in capital	133,172	131,138
Retained earnings	117,506	172,953
Accumulated other non-owner changes	(2,432)	(7,890)
	250,283	298,238
Less treasury stock, at cost, 686,069 and 877,163 shares, respectively	(4,582)	(5,692)
Total stockholders' equity	245,701	292,546
Total liabilities and stockholders' equity	$301,542	$360,644

See notes to consolidated financial statements.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Fiscal Year Ended		
	March 2, 2003	March 3, 2002	February 25, 2001
Net sales	**$216,776**	$230,060	$522,197
Cost of sales	**193,689**	218,265	404,527
Gross profit	**23,087**	11,795	117,670
Selling, general and administrative expenses	**29,131**	34,360	49,897
Asset impairments (Note 13)	**50,255**	—	—
Restructuring and severance charges (Note 12)	**4,794**	3,727	—
Gain on sale of DPI (Note 10)	**(3,170)**	—	—
Loss on sale of NTI and closure of related support facility (Note 11)	**—**	15,707	—
(Loss) profit from operations	**(57,923)**	(41,999)	67,773
Other income:			
Interest and other income, net	**3,279**	5,543	8,419
Interest expense (Note 6)	**—**	—	5,593
Total other income	**3,279**	5,543	2,826
(Loss) earnings before income taxes	**(54,644)**	(36,456)	70,599
Income tax (benefit) provision (Note 7)	**(3,885)**	(10,937)	21,180
Net (loss) earnings	**$ (50,759)**	$ (25,519)	$ 49,419
(Loss) earnings per share (Note 9):			
Basic	**$ (2.58)**	$ (1.31)	$ 3.10
Diluted	**$ (2.58)**	$ (1.31)	$ 2.65

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Non-Owner Changes	Treasury Stock		Compre-hensive Income
	Shares	Amount				Shares	Amount	
Balance, February 27, 2000	20,369,986	$2,037	$ 54,115	$157,308	$(5,291)	4,672,230	$(29,051)	
Net earnings				49,419				$ 49,419
Exchange rate changes					(2,255)			(2,255)
Change in pension liability adjustment					1,481			1,481
Market revaluation					301			301
Conversion of long-term debt			1,810			(82,750)	519	
Stock option activity			1,393			(156,666)	978	
Purchase of treasury stock						8,545	(281)	
Cash dividends ($.23 per share)				(3,577)				
Comprehensive income								$ 48,946
Balance, February 25, 2001	20,369,986	2,037	57,318	203,150	(5,764)	4,441,359	(27,835)	
Net loss				(25,519)				$(25,519)
Exchange rate changes					(1,257)			(1,257)
Change in pension liability adjustment					(802)			(802)
Market revaluation					(67)			(67)
Conversion of long-term debt			72,634			(3,411,204)	21,381	
Stock option activity			1,186			(162,830)	1,027	
Purchase of treasury stock						9,838	(265)	
Cash dividends ($.24 per share)				(4,678)				
Comprehensive loss								$(27,645)
Balance, March 3, 2002	20,369,986	2,037	131,138	172,953	(7,890)	877,163	(5,692)	
Net loss				(50,759)				$(50,759)
Exchange rate changes					5,174			5,174
Change in pension liability adjustment					103			103
Market revaluation					181			181
Stock option activity			2,034			(191,094)	1,110	
Cash dividends ($.24 per share)				(4,688)				
Comprehensive loss								**$(45,301)**
Balance, March 2, 2003	**20,369,986**	**$2,037**	**$133,172**	**$117,506**	**$(2,432)**	**686,069**	**$ (4,582)**	

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Year Ended		
	March 2, 2003	March 3, 2002	February 25, 2001
Cash flows from operating activities:			
Net (loss) earnings	**$ (50,759)**	$ (25,519)	$ 49,419
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:			
Depreciation and amortization	**17,973**	16,257	16,724
Loss on sale of fixed assets	**—**	10,636	—
Charge for impairment of fixed assets	**50,255**	2,959	1,146
Non-cash restructuring charges	**2,150**	—	—
Gain on sale of DPI	**(3,170)**	—	—
Provision for doubtful accounts receivable	**184**	123	228
Provision for deferred income taxes	**(1,541)**	(4,690)	2,781
Other, net	**(25)**	(63)	(1,026)
Changes in operating assets and liabilities:			
Accounts receivable	**3,478**	36,907	(4,324)
Inventories	**535**	18,793	(5,410)
Prepaid expenses and other current assets	**(719)**	4,511	(3,404)
Other assets and liabilities	**17**	29	(476)
Accounts payable	**430**	(13,617)	5,004
Accrued liabilities	**(6,835)**	(9,744)	10,599
Income taxes payable	**4,216**	(13,176)	6,141
Net cash provided by operating activities	**16,189**	23,406	77,402
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(6,468)**	(25,786)	(55,011)
Proceeds from sale of business	**5,000**	—	—
Proceeds from sales of property, plant and equipment	**25**	2,986	3,250
Purchases of marketable securities	**(66,194)**	(47,355)	(70,144)
Proceeds from sales and maturities of marketable securities	**66,104**	27,036	117,245
Net cash used in investing activities	**(1,533)**	(43,119)	(4,660)
Cash flows from financing activities:			
Redemption of long-term debt	**—**	(1,738)	—
Dividends paid	**(4,688)**	(4,678)	(3,577)
Proceeds from exercise of stock options	**368**	1,959	1,722
Net cash used in financing activities	**(4,320)**	(4,457)	(1,855)
Increase (decrease) in cash and cash equivalents before effect of exchange rate changes	**10,336**	(24,170)	70,887
Effect of exchange rate changes on cash and cash equivalents	**1,208**	(64)	(314)
Increase (decrease) in cash and cash equivalents	**11,544**	(24,234)	70,573
Cash and cash equivalents, beginning of year	**99,492**	123,726	53,153
Cash and cash equivalents, end of year	**$111,036**	$ 99,492	$123,726

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Three years ended March 2, 2003

(In thousands, except shares, per share data and option data)

1. Summary of Significant Accounting Policies

Park Electrochemical Corp. ("Park"), through its subsidiaries (collectively, the "Company"), is a leading global designer and producer of advanced electronic materials used to fabricate complex multilayer printed circuit boards and other electronic interconnection systems. The Company's multilayer printed circuit board materials include copper-clad laminates and prepregs. Multilayer printed circuit boards and interconnection systems are used in virtually all advanced electronic equipment to direct, sequence and control electronic signals between semiconductor devices and passive components. The Company also designs and manufactures advanced composite materials for the electronics, aerospace and industrial markets.

a. Principles of Consolidation—The consolidated financial statements include the accounts of Park and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

b. Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. See "Critical Accounting Policies and Estimates" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Report.

c. Accounting Period—The Company's fiscal year is the 52 or 53 week period ending the Sunday nearest to the last day of February. The 2003, 2002 and 2001 fiscal years ended on March 2, 2003, March 3, 2002 and February 25, 2001, respectively. Fiscal years 2003 and 2001 consisted of 52 weeks and fiscal year 2002 consisted of 53 weeks.

d. Marketable Securities—All marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, included in comprehensive income. Realized gains and losses, amortization of premiums and discounts, and interest and dividend income are included in other income. The cost of securities sold is based on the specific identification method.

e. Inventories—Inventories are stated at the lower of cost (first-in, first-out method) or market.

f. Revenue Recognition—Revenues are recognized at the time product is shipped to the customer.

g. Product Warranties—The Company accrues for defective products at the time the existence of the defect is known and the amount is reasonably determinable. The Company's products are made to specific customer order specifications, and there are no future performance requirements for the Company's products other than the product meeting the agreed specifications. The amounts of returns and allowances resulting from defective or damaged products have been approximately 1.0% of sales for each of the Company's last three fiscal years.

h. Shipping Costs—The amounts paid to third-party shippers for transporting products to customers are classified as selling expenses. The amounts included in selling, general and administrative expenses were approximately $4,810, $4,034 and $6,485 for fiscal years 2003, 2002 and 2001, respectively.

i. Depreciation and Amortization—Depreciation and amortization are computed principally by the straight-line method over the estimated useful lives of the related assets or, with respect to leasehold improvements, the terms of the leases, if shorter.

j. Income Taxes—Deferred income taxes are provided for temporary differences in the reporting of certain items, primarily depreciation, for income tax purposes as compared with financial accounting purposes.

United States ("U.S.") Federal income taxes have not been provided on the undistributed earnings (approximately $102,500 at March 2, 2003) of the Company's foreign subsidiaries, because it is management's practice and intent to reinvest such earnings in the operations of such subsidiaries.

k. Foreign Currency Translation—Assets and liabilities of foreign subsidiaries using currencies other than the U.S. dollar as their functional currency are translated into U.S. dollars at fiscal year-end exchange rates, and income and expense items are translated at average exchange rates for the period. Gains and losses resulting from translation are recorded as currency translation adjustments in comprehensive income.

l. Consolidated Statements of Cash Flows—The Company considers all money market securities and investments with maturities at the date of purchase of 90 days or less to be cash equivalents.

Supplemental cash flow information:

	Fiscal Year		
	2003	2002	2001
Cash paid during the year for:			
Interest	$ —	$2,700	$ 5,593
Income taxes (refunded) paid	**(6,278)**	6,847	12,281

Notes to Consolidated Financial Statements *(continued)*

Three years ended March 2, 2003

(In thousands, except shares, per share data and option data)

m. Stock-Based Compensation—The Company implemented the disclosure provision of Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", in the fourth quarter of fiscal year 2003. This statement amended the disclosure provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to require prominent disclosure of the effect on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and amended APB Opinion No. 28, "Interim Financial Reporting", to require disclosure of those effects in interim financial information.

As of March 2, 2003, the Company had two fixed stock incentive plans which are more fully described in Note 8. All options under the stock plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations for the plans. If compensation cost of the grants had been determined based upon the fair market value at the grant dates consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net (loss) income and (loss) earnings per share would have approximated the amounts shown below.

The weighted averaged fair value for options was estimated at the dates of grants using the Black-Scholes option-pricing model to be $12.81 for fiscal year 2003, $8.09 for fiscal year 2002 and $8.40 for fiscal year 2001, with the following weighted average assumptions: risk-free interest rate of 4.0% for fiscal year 2003, 4.0% for fiscal year 2002 and 5.0% for fiscal year 2001; expected volatility factors of 58%, 41% and 39% for fiscal years 2003, 2002 and 2001, respectively; expected dividend yield of 1.0% for fiscal year 2003, 1.0% for fiscal year 2002 and 1.5% for fiscal year 2001; and estimated option lives of 4.0 years for fiscal years 2003, 2002 and 2001.

	2003	2002	2001
Net (loss) income	**$(50,759)**	$(25,519)	$49,419
Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of tax effects	**(1,928)**	(1,404)	(1,484)
Pro forma net (loss) income	**$(52,687)**	$(26,923)	$47,935
EPS—basic as reported	**$ (2.58)**	$ (1.31)	$ 3.10
EPS—basic pro forma	**$ (2.68)**	$ (1.38)	$ 3.01
EPS—diluted as reported	**$ (2.58)**	$ (1.31)	$ 2.65
EPS—diluted pro forma	**$ (2.68)**	$ (1.38)	$ 2.58

2. Marketable Securities

The following is a summary of available-for-sale securities:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
March 2, 2003:				
U.S. Treasury and other government securities	**$41,359**	**$256**	**$ 6**	**$41,609**
U.S. corporate debt securities	**10,153**	**63**	**—**	**10,216**
Total debt securities	**51,512**	**319**	**6**	**51,825**
Equity securities	**5**	**69**	**—**	**74**
	$51,517	**$388**	**$ 6**	**$51,899**
March 3, 2002:				
U.S. Treasury and other government securities	$29,956	$ 76	$ 72	$29,960
U.S. corporate debt securities	21,853	80	49	21,884
Total debt securities	51,809	156	121	51,844
Equity securities	5	68	—	73
	$51,814	$224	$121	$51,917

The gross realized gains on the sales of securities were $6, $0 and $26 for fiscal years 2003, 2002 and 2001, respectively, and the gross realized losses were $17, $60 and $0 for fiscal years 2003, 2002 and 2001, respectively.

The amortized cost and estimated fair value of the debt and marketable equity securities at March 2, 2003, by contractual maturity, are shown below:

	Cost	Estimated Fair Value
Due in one year or less	$14,614	$14,757
Due after one year through five years	36,898	37,068
	51,512	51,825
Equity securities	5	74
	$51,517	**$51,899**

3. Inventories

	March 2, 2003	March 3, 2002
Raw materials	**$ 4,072**	$ 4,996
Work-in-process	**3,424**	2,916
Finished goods	**4,680**	4,784
Manufacturing supplies	**512**	546
	$12,688	$13,242

4. Property, Plant and Equipment

	March 2, 2003	March 3, 2002
Land, buildings and improvements	**$ 36,807**	$ 60,689
Machinery, equipment, furniture and fixtures	**146,363**	203,476
	183,170	264,165
Less accumulated depreciation and amortization	**92,667**	114,355
	$ 90,503	$149,810

Depreciation and amortization expense relating to property, plant and equipment was $17,973, $16,257 and $16,724 for fiscal years 2003, 2002 and 2001, respectively. Pre-tax charges of $52,248, $2,959 and $1,146 were recorded in fiscal years 2003, 2002 and 2001, respectively, for the write-downs of impaired operating equipment to its estimated net realizable value (see Notes 10, 11, 12, 13, and 18 below). Interest expense capitalized to property, plant and equipment was $0, $0 and $239 for fiscal years 2003, 2002 and 2001, respectively.

5. Accrued Liabilities

	March 2, 2003	March 3, 2002
Payroll and payroll related	**$ 4,535**	$ 9,000
Taxes, other than income taxes	**320**	471
Employee benefits	**1,660**	5,525
Environmental reserve	**4,246**	3,975
Other	**11,029**	8,891
	$ 21,790	$ 27,862

6. Long-Term Debt

On February 28, 1996, the Company issued $100,000 principal amount of 5.5% Convertible Subordinated Notes due 2006 (the "Notes") with interest payable semiannually on March 1 and September 1 of each year, commencing September 1, 1996. The Notes were unsecured and subordinated to other long-term debt and were convertible at the option of the holder at any time prior to maturity, unless previously redeemed or repurchased, into shares of the Company's common stock at $28.125 per share, subject to adjustment under certain conditions. The Notes were not redeemable at the option of the Company prior to March 1, 1999; at any time on or after such date, the Notes were redeemable at the option of the Company, in whole or in part, initially at 102.75% of the principal amount of such Notes redeemed and thereafter at prices declining to 100% on March 1, 2001, together with accrued interest. On March 1, 2001, $95,934 principal amount of the Notes was converted into 3,410,908 shares of the Company's common stock, and the remaining $1,738 principal amount of the Notes was redeemed by the Company for cash. Prior to February 25, 2001, $2,328 principal amount of the Notes was converted into 82,750 shares of the Company's common stock. At February 25, 2001, the fair value of the Notes approximated $109,220.

7. Income Taxes

The income tax (benefit) provision includes the following:

	Fiscal Year		
	2003	2002	2001
Current:			
Federal	**$(3,806)**	$ (5,901)	$ 8,367
State and local	**385**	18	1,509
Foreign	**1,077**	(364)	8,523
	(2,344)	(6,247)	18,399
Deferred:			
Federal	**(1,087)**	(4,345)	1,722
State and local	**(107)**	(729)	259
Foreign	**(347)**	384	800
	(1,541)	(4,690)	2,781
	$(3,885)	$(10,937)	$21,180

The Company's effective income tax rate differs from the statutory U.S. Federal income tax rate as a result of the following:

	Fiscal Year		
	2003	2002	2001
Statutory U.S. Federal tax rate	**35.0%**	35.0%	35.0%
State and local taxes, net of Federal benefit	**(0.3)**	1.3	1.6
Foreign tax rate differentials	**(2.3)**	(5.5)	(8.3)
Impairment of deferred tax assets	**(24.7)**	—	—
Other, net	**(0.6)**	(0.8)	1.7
	7.1%	30.0%	30.0%

The Company had foreign net operating loss carryforwards of approximately $72,300 and $53,500 in fiscal years 2003 and 2002, respectively. Most of the net operating loss carryforwards were acquired in fiscal year 1998 when the Company purchased the capital stock of Dielektra GmbH ("Dielektra"), a German corporation located in Cologne, Germany. During fiscal year 2002, an audit of Dielektra's tax filings relating to tax periods prior to its acquisition by the Company was completed. The audit resulted in an increase

Notes to Consolidated Financial Statements *(continued)*

Three years ended March 2, 2003

(In thousands, except shares, per share data and option data)

in pre-acquisition net operating losses of approximately $25,000. Long-term deferred tax assets arising from these net operating loss carryforwards were valued at $0 at both March 2, 2003 and March 3, 2002, net of valuation reserves of approximately $31,229 and $22,217, respectively. None of the acquired net operating loss carryforwards relate to goodwill or other intangible assets.

Approximately $1,300 of the foreign net operating loss carryforwards expire in varying amounts from fiscal year 2004 through fiscal year 2005, and the remainder have no expiration.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At March 2, 2003 and March 3, 2002, current deferred tax assets of $0 and $7,006, respectively, which were primarily attributable to expenses not currently deductible, were included in other current assets. Significant components of the Company's long-term deferred tax liabilities and assets as of March 2, 2003 and March 3, 2002 were as follows:

	2003	2002
Deferred tax liabilities:		
Depreciation	$ 4,539	$ 9,450
Other, net	1,392	3,604
Total deferred tax liabilities	5,931	13,054
Deferred tax assets:		
Impairment of fixed assets	11,657	—
Net operating loss carryforwards	31,229	22,217
Other, net	3,224	—
Total deferred tax assets	46,110	22,217
Valuation allowance for deferred tax assets	(44,718)	(22,217)
Net deferred tax assets	1,392	—
Net deferred tax liabilities	$ 4,539	$ 13,054

8. Stockholders' Equity

a. Stock Split and Number of Authorized Shares—On October 10, 2000, the Company's Board of Directors approved a three-for-two stock split in the form of a stock dividend. The stock dividend was distributed November 8, 2000 to stockholders of record on October 20, 2000. All share and per share data for prior periods has been retroactively restated to reflect the stock split. In addition, on October 10, 2000, the Company's stockholders approved an increase in the number of authorized shares of common stock from 30,000,000 to 60,000,000 shares.

b. Stock Options—Under the 1992 Stock Option Plan approved by the Company's stockholders, directors and key employees may have been granted options to purchase shares of common stock of the Company exercisable at prices not less than the fair market value at the date of grant. Options became exercisable 25% one year from the date of grant, with an additional 25% exercisable each succeeding anniversary of the date of grant. On July 12, 2000, the Company's stockholders approved an amendment to the Plan to increase the aggregate number of shares of common stock authorized for issuance under the Plan by 450,000 shares. Options to purchase a total of 2,625,000 shares of common stock were authorized for grant under such Plan. The authority to grant additional options under the Plan expired on March 24, 2002.

Under the 2002 Stock Option Plan approved by the Company's stockholders, directors and key employees may be granted options to purchase shares of common stock of the Company exercisable at prices not less than the fair market value at the date of grant. Options become exercisable 25% one year from the date of grant, with an additional 25% exercisable each succeeding anniversary of the date of grant. Options to purchase a total of 900,000 shares of common stock were authorized for grant under such Plan.

Information with respect to options follows:

	Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price
Balance, February 27, 2000	$ 3.67–$23.96	1,215,794	$13.87
Granted	15.92– 43.63	360,075	23.71
Exercised	3.67– 18.42	(156,667)	12.79
Cancelled	4.54– 16.54	(61,050)	16.16
Balance, February 25,2001	$ 3.67–$43.63	1,358,152	$16.50
Granted	22.62– 26.77	275,725	23.62
Exercised	3.67– 23.96	(162,831)	13.06
Cancelled	3.67– 43.63	(227,339)	21.92
Balance, March 3, 2002	$ 4.67–$43.63	1,243,707	$ 9.56
Granted	14.12– 29.05	231,800	28.04
Exercised	4.67– 16.54	(43,398)	13.06
Cancelled	12.21– 43.63	(66,747)	28.29
Balance, March 2, 2003	**$ 4.92–$43.63**	**1,365,362**	**$18.92**
Exercisable, March 2, 2003	**$ 4.92–$43.63**	**796,343**	**$15.23**

The following table summarizes information concerning currently outstanding and exercisable options.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$ 4.92–$ 9.99	156,525	.65	$ 6.62	156,525	$ 6.62
10.00– 19.99	694,887	5.55	15.72	543,068	15.65
20.00– 43.63	513,950	8.54	26.99	96,750	26.83
	1,365,362			796,343	

Stock options available for future grant under the 2002 stock option plan at March 2, 2003 were 885,000. Stock options available for future grant under the 1992 stock option plan at March 2, 2003 and March 3, 2002 were 0 and 688,710, respectively.

c. Stockholders' Rights Plan—On February 2, 1989, the Company adopted a stockholders' rights plan designed to protect stockholder interests in the event the Company is confronted with coercive or unfair takeover tactics. Under the terms of the plan, as amended on July 12, 1995, each share of the Company's common stock held of record on February 15, 1989 or issued thereafter received one right (subsequently adjusted to two thirds (⅔) of one right in connection with the Company's three-for-two stock split in the form of a stock dividend distributed November 8, 2000 to stockholders of record on October 20, 2000). In the event that a person has acquired, or has the right to acquire, 15% (25% in certain cases) or more of the then outstanding common stock of the Company (an "Acquiring Person") or tenders for 15% or more of the then outstanding common stock of the Company, such rights will become exercisable, unless the Board of Directors otherwise determines. Upon becoming exercisable as aforesaid, each right will entitle the holder thereof to purchase one one-hundredth of a share of Series A Preferred Stock for $75, subject to adjustment (the "Purchase Price"). In the event that any person becomes an Acquiring Person, each holder of an unexercised exercisable right, other than an Acquiring Person, shall have the right to purchase, at a price equal to the then current Purchase Price, such number of shares of the Company's common stock as shall equal the then current Purchase Price divided by 50% of the then market price per share of the Company's common stock. In addition, if after a person becomes an Acquiring Person, the Company engages in any of certain business combination transactions as specified in the plan, the Company will take all action to ensure that, and will not consummate any such business combination unless, each holder of an unexercised exercisable right, other than an Acquiring Person, shall have the right to purchase, at a price equal to the then current Purchase Price, such number of shares of common stock of the other party to the transaction for each right held by such holder as shall equal the then current Purchase Price divided by 50% of the then market price per share of such other party's common stock. The Company may redeem the rights for a nominal consideration at any time, and after any person becomes an Acquiring Person, but before any person becomes the beneficial owner of 50% or more of the outstanding common stock of the Company, the Company may exchange all or part of the rights for shares of the Company's common stock at a one-for-one exchange ratio. Unless redeemed, exchanged or exercised earlier, all rights expire on July 12, 2005.

d. Reserved Common Shares—At March 2, 2003, 2,250,362 shares of common stock were reserved for issuance upon exercise of stock options.

e. Accumulated Other Non-Owner Changes—Accumulated balances related to each component of other comprehensive income (loss) were as follows:

	March 2, 2003	March 3, 2002
Currency translation adjustment	**$(1,938)**	$(7,112)
Pension liability adjustment	**(742)**	(845)
Unrealized gains on investments	**248**	67
Accumulated balance	**$(2,432)**	$(7,890)

Notes to Consolidated Financial Statements *(continued)*

Three years ended March 2, 2003

(In thousands, except shares, per share data and option data)

9. (Loss) Earnings Per Share

The following table sets forth the calculation of basic and diluted (loss) earnings per share for the last three fiscal years:

	2003	2002	2001
Net (loss) income for basic EPS	**$(50,759)**	$(25,519)	$49,419
Add interest on 5.5% Convertible Subordinated Notes, net of taxes	—	—	3,585
Net (loss) income for diluted EPS	**$(50,759)**	$(25,519)	$53,004
Weighted average common shares outstanding for basic EPS	**19,674,000**	19,535,000	15,932,000
Net effect of dilutive options	*	*	548,000
Assumed conversion of 5.5% Convertible Subordinated Notes	—	—	3,522,000
Weighted average shares outstanding for diluted EPS	**19,674,000**	19,535,000	20,002,000
Basic (loss) earnings per share	**$ (2.58)**	$ (1.31)	$ 3.10
Diluted (loss) earnings per share	**$ (2.58)**	$ (1.31)	$ 2.65

**For the fiscal years 2003 and 2002, the effect of employee stock options was not considered because it was antidilutive.*

Common stock equivalents, not included in the computation of diluted loss per share because either the effect would have been antidilutive or the options' exercise prices were greater than the average market price of the common stock, were 865,287, 637,550 and 188,769 for the fiscal years 2003, 2002 and 2001, respectively.

The weighted average number of shares outstanding and the earnings per share for each year have been adjusted to give retroactive effect to the three-for-two split of the Company's common stock declared October 10, 2000 payable November 8, 2000 to stockholders of record on October 20, 2000.

10. Sale of Dielectric Polymers, Inc.

On June 27, 2002, the Company sold its Dielectric Polymers, Inc. ("DPI") subsidiary to Adhesive Applications, Inc. of Easthampton, Massachusetts. The Company recorded a gain of $3,170 in its fiscal year 2003 second quarter ended September 1, 2002 in connection with the sale.

11. Sale of Nelco Technology, Inc.

During the Company's 1998 fiscal year and for several years prior thereto, more than 10% of the Company's total worldwide sales were to Delco Electronics Corporation, a subsidiary of General Motors Corp., and the Company's wholly owned subsidiary, Nelco Technology, Inc. ("NTI") located in Tempe, Arizona, had been Delco's principal supplier of semi-finished multilayer printed circuit board materials, commonly known as mass lamination, which were used by Delco to produce finished multilayer printed circuit boards. However, in March 1998, the Company was informed by Delco that Delco planned to close its printed circuit board fabrication plant and exit the printed circuit board manufacturing business. As a result, the Company's sales to Delco declined during the three-month period ended May 31, 1998, were negligible during the remainder of the 1999 fiscal year and were nil during the 2000 through 2003 fiscal years.

After March 1998, the business of NTI languished and its performance was unsatisfactory due primarily to the absence of the unique, high-volume, high-quality business that had been provided by Delco Electronics and the absence of any other customer in the North American electronic materials industry with a similar demand for the large volumes of semi-finished multilayer printed circuit board materials that Delco purchased from NTI. Although NTI's business experienced a resurgence in the 2001 fiscal year as the North American market for printed circuit materials became extremely strong and demand exceeded supply for the electronic materials manufactured by the Company, the Company's internal expectations and projections for the NTI business were for continuing volatility in the business' performance over the foreseeable future. Consequently, the Company commenced efforts to sell the business in the second half of its 2001 fiscal year; and in April 2001, the Company sold the assets and business of NTI and closed a related support facility, also located in Tempe, Arizona. As a result of this sale, the Company exited the mass lamination business in North America.

In connection with the sale of NTI and the closure of the related support facility, the Company recorded pre-tax charges of $15,707 in its fiscal year 2002 first quarter ended May 27, 2001. The components of these charges and the related liability balances and activity from the May 27, 2001 balance sheet date to the March 2, 2003 balance sheet date are set forth below.

	Closure Charges	Charges Incurred or Paid	Reversals	3/2/03 Remaining Liabilities
NTI charges:				
Loss on sale of assets and business	$10,580	$10,580	$ —	$ —
Severance payments	387	387	—	—
Medical and other costs	95	95	—	—
Support facility charges:				
Impairment of long-lived assets	2,058	2,058	—	—
Write down of accounts receivable	350	319	31	—
Write down of inventory	590	590	—	—
Severance payments	688	688	—	—
Medical and other costs	133	133	—	—
Lease payments, taxes, utilities, maintenance	781	331	—	450
Other	45	45	—	—
	$15,707	$15,226	$31	$450

The severance payments and medical and other costs incurred in connection with the sale of NTI and the closure of the related support facility were for the termination of hourly and salaried, administrative, manufacturing and support employees, all of whom were terminated during the first and second fiscal quarters ended May 27, 2001 and August 26, 2001, respectively, and substantially all of the severance payments and related costs for such terminated employees (totaling $1,303) were paid during such quarters. The lease obligations will be paid through August 2004 pursuant to the related lease agreements.

NTI did not have a material effect on Park's consolidated financial position, results of operations, capital resources, liquidity or continuing operations, and the sale of NTI is not expected to have a material effect on the Company's future operating results.

12. Restructuring and Severance Charges

The Company recorded pre-tax charges of $4,674 and $120 in the fiscal year 2003 third quarter ended December 1, 2002 in connection with the closure of its Nelco U.K. manufacturing facility located in Skelmersdale, England and severance costs at a North American business unit. The components of these charges and the related liability balances and activity for the quarter ended March 2, 2003 are set forth below.

	Closure Charges	Charges Incurred or Paid	Reversals	3/2/03 Remaining Liabilities
United Kingdom charges:				
Impairment of long-lived assets	$1,993	$1,993	$—	$ —
Severance payments and related costs	1,997	1,703	—	294
Utilities, maintenance, taxes, other	684	435	—	249
	4,674	4,131	—	543
Other severance payments and related costs	120	120	—	—
	$4,794	$4,251	$—	$543

The Company recorded pre-tax charges of $2,921 in its fiscal year 2002 third quarter ended November 25, 2001 in connection with the closure of the conventional lamination line of Dielektra GmbH ("Dielektra"), its electronic materials business located in Cologne, Germany, and the reduction of the size of Dielektra's mass lamination operations to enable Dielektra to focus on its Datlam™ automated continuous lamination and paneling technology and on the marketing and manufacturing of high technology, higher layer count mass lamination product. The charges included $2,020 for severance payments and related costs for terminated employees. In addition, the Company recorded pre-tax severance charges of $681 in its fiscal year 2002 first quarter ended May 27, 2001 and $125 in its third quarter ended November 25, 2001 for severance payments and related costs for terminated employees at the Company's continuing operations in Asia, Europe and North America. The terminated employees were hourly and salaried, administrative, manufacturing and support employees. The components of these charges and the related liability balances and activity

Notes to Consolidated Financial Statements *(continued)*

Three years ended March 2, 2003

(In thousands, except shares, per share data and option data)

from the May 27, 2001 and November 25, 2001 balance sheet dates to the March 2, 2003 balance sheet date are set forth below.

	Closure Charges	Charges Incurred or Paid	3/2/03 Remaining Liabilities
Dielektra GmbH charges:			
Impairment of long-lived assets	$ 378	$ 378	$—
Write down of assets	523	523	—
Severance payments and related costs	2,020	2,020	—
	2,921	2,921	—
Other severance payments and related costs	806	806	—
	$3,727	$3,727	$—

The charge for fixed asset impairments was comprised of $378 to write off the net book value of machinery and equipment and $523 to write down related land and building that are no longer used as a result of the close-down of the conventional lamination line of Dielektra. The machinery and equipment have no residual value. The land and building that previously housed the closed operations are being held for sale and have been written down to their estimated net realizable value of $2,050.

As stated above in this Note and in the preceding Note 11, the Company incurred charges (totaling $6,126) for severance payments and related costs for employees whose employment was terminated by the Company as follows: $2,020 for employees terminated in Germany during the 2002 fiscal year third quarter ended November 25, 2001; $681 and $125 for employees terminated at its continuing operations in Asia, Europe and North America during the 2002 fiscal year first quarter ended May 27, 2001 and third quarter ended November 25, 2001, respectively; $1,303 for employees terminated in connection with the sale of NTI and the closure of a related support facility in Arizona during the 2002 fiscal year first quarter ended May 27, 2001 and $1,997 for employees terminated in connection with the closure of the Nelco U.K. facility in Skelmersdale, England in the 2003 fiscal year third quarter ended December 1, 2002.

All the terminated employees were hourly and salaried, administrative, manufacturing and support employees, all such employees were terminated during the 2002 fiscal year first, second and third fiscal quarters ended May 27, 2001, August 26, 2001 and November 25, 2001, respectively, and in its 2003 year quarter ended December 1, 2002, and substantially all the severance payments and related costs for such terminated employees (totaling $6,126) were paid during such quarters, except payments and costs of $1,212 in Germany all of which were paid in installments to terminated employees in Germany during the Company's 2003 fiscal year first and second quarters ended June 2, 2002 and September 1, 2002, respectively, and except payments and costs of $1,703 in the U.K. which were paid in installments to terminated employees in the U.K. during the fourth quarter of fiscal year 2003 and the remainder of which will be paid during the first and second quarters of fiscal year 2004. All the severance payments and related costs for the employees terminated in connection with the sale of NTI and the closure of the related support facility (totaling $1,303) were included in the $15,707 of charges in connection with the sale of NTI and the closure of the related support facility.

As a result of the foregoing employee terminations and other less significant employee terminations in connection with business contractions and in the ordinary course of business and substantial numbers of employee resignations and retirements in the ordinary course of business, the total number of employees employed by the Company declined to approximately 1,700 as of March 3, 2002 from approximately 3,000 as of February 25, 2001, the end of the Company's 2001 fiscal year, and was approximately 1,500 as of March 2, 2003.

13. Asset Impairment

As a result of continuing declines in the Company's North American business operations and Dielektra's mass lamination operation, during the fourth quarter of the 2003 fiscal year, the Company reassessed the recoverability of the fixed assets of those operations based on cash flow projections and determined that such fixed assets were impaired. The Company recorded an impairment charge of $50.3 million in the Company's 2003 fiscal year fourth quarter to reduce the book values of such fixed assets to their estimated fair values. In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the carrying values of such assets exceeded their fair values and were not recoverable (see Note 21 below).

14. Employee Benefit Plans

a. Profit Sharing Plan—Park and certain of its subsidiaries have a non-contributory profit sharing retirement plan covering their regular full-time employees. The plan may be modified or terminated at any time, but in no event may any portion of the contributions revert back to the Company. The Company's contributions under the plan amounted to $538, $403 and $4,597 for fiscal years 2003, 2002 and 2001, respectively. Contributions are discretionary and may not exceed the amount allowable as a tax deduction under the Internal Revenue Code. In addition, the Company sponsors a 401(k) savings plan, pursuant to which the contributions of employees of certain subsidiaries were partially matched by the Company in the amounts of $442, $527 and $751 in fiscal years 2003, 2002 and 2001, respectively.

b. Pension Plans—The domestic subsidiary of the Company which conducted the plumbing hardware business had two pension plans, neither of which is active, covering its union employees. On February 27, 2000, the two plans were merged in order to simplify the administration of the plans. The Company's funding policy was to contribute annually the amounts necessary to satisfy applicable funding standards. There were no changes made to funding levels or retiree benefits as a result of the merger of the two plans. However, in connection with the closure of the plumbing hardware business, the Company terminated the combined plan and purchased annuity contracts to fund the pension liability.

A subsidiary of the Company in Europe has a non-contributory defined benefit pension plan which covers certain employees. Under the terms of this plan, participants may not accrue additional service time after December 31, 1987. The Company's policy with respect to this plan is to contribute annually the amounts necessary to meet current payment obligations of the plan. The Company recorded deferred pension liabilities relating to this plan in the amounts of $10,991 and $8,908 at March 2, 2003 and March 3, 2002, respectively, in accordance with SFAS 87. The effect on the Company's consolidated financial statements in recording the liability was to record a corresponding reduction to accumulated non-owner changes of $742 and $845 at those same dates.

Net pension costs included the following components:

	Fiscal Year	
	2003	2002
Changes in Benefit Obligations		
Benefit obligation at beginning of year	**$ 9,150**	$ 9,408
Service cost	**94**	82
Interest cost	**571**	533
Actuarial loss (gain)	**(301)**	108
Currency translation (gain) loss	**2,163**	(439)
Benefits paid	**(640)**	(542)
Payment for annuities	**—**	—
Benefit obligation at end of year	**$ 11,037**	$ 9,150
Changes in Plan Assets		
Fair value of plan assets at beginning of year	**$ —**	$ —
Actual return on plan assets	**—**	—
Employer contributions	**640**	542
Benefits paid	**(640)**	(542)
Payment for annuities	**—**	—
Administrative expenses paid	**—**	—
Fair value of plan assets	**$ —**	$ —
Underfunded status	**$(11,037)**	$(9,150)
Unrecognized net loss	**1,238**	1,317
Net accrued pension cost	**$ (9,799)**	$(7,833)

	Fiscal Year		
	2003	2002	2001
Components of Net Periodic Benefit Cost			
Service cost—benefits earned during the period	**$ 94**	$ 82	$ 96
Interest cost on projected benefit obligation	**571**	533	839
Expected return on plan assets	**—**	—	(252)
Amortization of unrecognized loss	**50**	40	—
Recognized net actuarial loss	**—**	—	38
Effect of curtailment	**—**	—	1,761
Net periodic pension cost	**$715**	$655	$2,482

The projected benefit obligation for the terminated domestic plan was determined using assumed discount rates of 7.50% for fiscal year 2000 and the assumed long-term rate of return on plan assets was 8%. Projected wage increases were not applicable as benefits pursuant to the plan were based upon years of service without regard to levels of compensation.

Notes to Consolidated Financial Statements *(continued)*

Three years ended March 2, 2003

(In thousands, except shares, per share data and option data)

The projected benefit obligation for the foreign plan was determined using assumed discount rates of 5.75% and 6% for fiscal years 2003 and 2002, respectively. Projected wage increases of 2.6% and 3.5% and inflation factors of 2.0% were also assumed for fiscal years 2003 and 2002, respectively. As previously stated, the Company's funding policy with respect to this plan is to contribute annually the amounts necessary to meet current pay-ment obligations of the plan.

15. Commitments and Contingencies

a. Lease Commitments—The Company conducts certain of its operations in leased facilities, which include several manufacturing plants, warehouses and offices, and land leases. The leases on facilities are for terms of up to 10 years, the latest of which expires in 2007. Many of the leases contain renewal options for periods ranging from one to ten years and require the Company to pay real estate taxes and other operating costs. The latest land lease expiration is 2013 and this land lease contains renewal options of up to 35 years.

These non-cancelable operating leases have the following payment schedule.

Fiscal Year	Amount
2004	$2,307
2005	1,543
2006	797
2007	357
2008	263
Thereafter	684
	$5,951

Rental expense, inclusive of real estate taxes and other costs, amounted to $2,948, $3,933 and $3,711 for fiscal years 2003, 2002 and 2001, respectively

b. Environmental Contingencies—The Company and certain of its subsidiaries have been named by the Environmental Protection Agency (the "EPA") or a comparable state agency under the Comprehensive Environmental Response, Compensation and Liability Act (the "Superfund Act") or similar state law as potentially responsible parties in connection with alleged releases of hazardous substances at eight sites. In addition, a subsidiary of the Company has received cost recovery claims under the Superfund Act from other private parties involving two other sites and has received requests from the EPA under the Superfund Act for information with respect to its involvement at three other sites.

Under the Superfund Act and similar state laws, all parties who may have contributed any waste to a hazardous waste disposal site or contaminated area identified by the EPA or comparable state agency may be jointly and severally liable for the cost of cleanup. Generally, these sites are locations at which numerous persons disposed of hazardous waste. In the case of the Company's subsidiaries, generally the waste was removed from their manufacturing facilities and disposed at waste sites by various companies which contracted with the subsidiaries to provide waste disposal services. Neither the Company nor any of its subsidiaries have been accused of or charged with any wrongdoing or illegal acts in connection with any such sites. The Company believes it maintains an effective and comprehensive environmental compliance program.

The insurance carriers that provided general liability insurance coverage to the Company and its subsidiaries for the years during which the Company's subsidiaries' waste was disposed at these sites have agreed to pay, or reimburse the Company and its subsidiaries for, 100% of their legal defense and remediation costs associated with three of these sites and 25% of such costs associated with another of these sites.

The total costs incurred by the Company and its subsidiaries in connection with these sites, including legal fees incurred by the Company and its subsidiaries and their assessed share of remediation costs and excluding amounts paid or reimbursed by insurance carriers, were approximately $131, $200 and $300 in fiscal years 2003, 2002 and 2001, respectively. The recorded liabilities included in accrued liabilities for environmental matters were $4,246, $3,975 and $4,431 for fiscal years 2003, 2002 and 2001, respectively.

Included in cost of sales are charges for actual expenditures and accruals, based on estimates, for certain environmental matters described above. The Company accrues estimated costs associated with known environmental matters, when such costs can be reasonably estimated and when the outcome appears probable. The Company believes that the ultimate disposition of known environmental matters will not have a material adverse effect on the liquidity, capital resources, business or consolidated financial position of the Company. However, one or more of such environmental matters could have a significant negative impact on the Company's consolidated financial results for a particular reporting period.

16. Business Segments

The Company's specialty adhesive tapes and films business, advanced composite materials business and plumbing hardware business were previously aggregated into the engineered materials and plumbing hardware segment. In June 2002, the Company sold its specialty adhesive tapes and films business (see Note 10 above); and during the 2001 fiscal year, the Company closed and liquidated its plumbing hardware business (see Note 18 below). In the 2001, 2000 and 1999 fiscal years, the specialty adhesive tape, advanced composite and plumbing hardware businesses comprised less than 10% of the Company's consolidated revenues and assets, and the Company considered itself to operate in one business segment. The Company's electronic materials products are marketed primarily to leading independent printed circuit board fabricators, electronic manufacturing service companies, electronic contract manufacturers and major electronic original equipment manufacturers ("OEMs") located throughout North America, Europe and Asia. The Company's advanced composite materials customers, the majority of which are located in the United States, include OEMs, independent firms and distributors in the electronics, aerospace and industrial industries.

Sales are attributed to geographic region based upon the region from which the materials were shipped to the customer. Intersegment sales and sales between geographic regions were not significant.

Financial information regarding the Company's operations by geographic regions follows:

	Fiscal Year		
	2003	2002	2001
United States	**$117,889**	$132,520	$312,851
Europe	**53,520**	55,507	121,329
Asia	**45,367**	42,033	88,017
Total sales	**$216,776**	$230,060	$522,197
United States	**$ 44,425**	$104,386	$108,804
Europe	**25,373**	22,954	24,657
Asia	**21,159**	22,943	26,596
Total long-lived assets	**$ 90,957**	$150,283	$160,057

17. Customer and Supplier Concentrations

a. Customers—Sales to Sanmina Corporation were 17.3%, 18.1% and 25.1% of the Company's total worldwide sales for fiscal years 2003, 2002 and 2001, respectively. Sales to Tyco Printed Circuit Group L.P. were less than 10% for fiscal years 2003 and 2001, and 11.3% of fiscal 2002. Sales to Multilayer Technology, Inc. were 10.0% total worldwide sales for fiscal years 2003 and less than 10% for fiscal years 2002 and 2001, respectively.

While no other customer accounted for 10% or more of the Company's total worldwide sales in fiscal year 2003, and the Company is not dependent on any single customer, the loss of a major electronic materials customer or of a group of customers could have a material adverse effect on the Company's business and results of operations.

b. Sources of Supply—The principal materials used in the manufacture of the Company's electronic materials products are specially manufactured copper foil, fiberglass cloth and synthetic reinforcements, and specially formulated resins and chemicals. Although there are a limited number of qualified suppliers of these materials, the Company has nevertheless identified alternate sources of supply for each of such materials. While the Company has not experienced significant problems in the delivery of these materials and considers its relationships with its suppliers to be strong, a disruption of the supply of material from a principal supplier could adversely affect the Company's electronic materials business. Furthermore, substitutes for these materials are not readily available and an inability to obtain essential materials, if prolonged, could materially adversely affect the Company's electronic materials business.

18. Closure of Plumbing Hardware Business

In the fourth quarter of the 2000 fiscal year, the Company decided to close and liquidate its plumbing hardware business. The pretax charges to earnings for the 2000 fiscal year related to the closure of the plumbing hardware business totaled $4,464, including $1,234 for the impairment of long-lived assets, $1,111 for other asset write-offs, and $2,119 for facility and other costs related to the closure.

During the 2001 fiscal year, the Company closed and liquidated its plumbing hardware business. In the fourth quarter of the 2001 fiscal year, the Company realized $1,262 in gains from the sale of real estate and other plumbing hardware business assets, collected $290 more of accounts receivable than originally anticipated, and reversed $600 of liabilities accrued in fiscal year 2000 for other costs to close the business, which were no longer required. In the fourth quarter of the 2001 fiscal year, an expense of $1,149 was incurred for the purchase of annuity contracts to fund the liability of the pension plan that was terminated.

At March 2, 2003, there was $683 of accrued environmental liabilities and $100 for workers' compensation claims relating to the

Notes to Consolidated Financial Statements *(continued)*

Three years ended March 2, 2003

(In thousands, except shares, per share data and option data)

closure and liquidation of the plumbing hardware business. At March 3, 2002, there was $669 of accrued environmental liabilities and $150 for workers' compensation claims. Although the plan for the closure and liquidation of the Company's plumbing hardware business was implemented during the Company's 2001 fiscal year, the Company cannot reasonably estimate when the environmental issues and workers' compensation claims will be resolved.

The operating results of the plumbing hardware business included in the Consolidated Statement of Operations are as follows:

	Fiscal Year Ended February 25, 2001
Net sales	$1,883
Cost of sales	1,001
Gross profit	882
Selling, general and administrative expenses	907
Loss from operations	$ (25)

19. Selected Quarterly Financial Data (Unaudited)

	Quarter			
	First	Second	Third	Fourth
Fiscal 2003:				
Net sales	$ 56,561	$56,901	$53,587	$ 49,727
Gross profit	6,261	6,209	5,408	5,209
Net (loss) gain	(636)	1,587	(5,304)	(46,406)
Loss per share:				
Basic	$ (.03)	$ 0.08	$ (.27)	$ (2.35)
Diluted	$ (.03)	$ 0.08	$ (.27)	$ (2.35)
Weighted average common shares outstanding:				
Basic	19,661	19,669	19,682	19,684
Diluted	19,661	20,013	19,682	19,684
Fiscal 2002:				
Net sales	$ 69,102	$51,743	$52,625	$ 56,590
Gross profit	3,266	1,422	1,539	5,568
Net loss	(14,612)	(3,779)	(6,117)	(1,011)
Loss per share:				
Basic	$ (.75)	$ (.19)	$ (.31)	$ (.05)
Diluted	$ (.75)	$ (.19)	$ (.31)	$ (.05)
Weighted average common shares outstanding:				
Basic	19,420	19,545	19,559	19,612
Diluted	19,420	19,545	19,559	19,612

(Loss) earnings per share are computed separately for each quarter. Therefore, the sum of such quarterly per share amounts may differ from the total for the years. The weighted average number of shares outstanding and the (loss) earnings per share for each period have been adjusted to give retroactive effect to the three-for-two split of the Company's common stock declared October 10, 2000 payable November 8, 2000 to stockholders of record on October 20, 2000.

20. Recently Issued Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"), which amends the disclosure provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to require prominent disclosure of the effect on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation and amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure of those effects in interim financial information. This statement is effective for fiscal years ending after December 15, 2002. The Company implemented this statement in the fourth quarter of fiscal year 2003 and has made the appropriate disclosures. See Notes 1 and 8 of the notes to the Consolidated Financial Statements.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). The Statement is effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 addresses significant issues relating to the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. The adoption did not have a material effect on the Company's consolidated results of operations or financial condition.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which supercedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" ("SFAS 121"). Although it retains the basic requirements of SFAS 121 regarding when and how to measure an impairment loss, SFAS 144 provides additional implementation guidance. SFAS 144 is effective for all fiscal years beginning after December 15, 2001. The Company adopted SFAS 144 for the quarter ended June 2, 2002. The adoption did not have a material effect on the Company's results of operations or financial condition.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), effective for fiscal years beginning after June 15, 2002. SFAS 143 requires the fair value of liabilities for asset retirement obligations to be recognized in the period in which the obligations are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company has not yet determined what effect SFAS 143 will have on the Company's consolidated results of operations or financial position.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations", and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules set forth in these Statements, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. In addition, Statement 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. The Company adopted SFAS 142 for the fiscal quarter ended June 2, 2002. The Company does not have any goodwill on its balance sheet, has virtually no intangible assets, and is not engaged in any transactions that are affected by the Statements; and, therefore, the application of the non-amortization provisions of the Statements did not have a material adverse effect on the Company's consolidated results of operations or financial position.

21. Subsequent Events

On March 27, 2003, the Company announced that Dielektra GmbH, the Company's advanced electronic materials business located in Cologne, Germany, was closing its mass lamination operation; and on April 23, 2003, the Company announced the realignment of its North America FR4 business operations located in Newburg, New York and Fullerton, California and the establishment of a new business unit called "Nelco/North America". (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding the closure and realignment.) As a result of continuing declines in the Company's North American business operations and Dielektra's mass lamination operation and the Company's assessment of the recoverability of the fixed assets of those operations, the Company recorded $50,255 of fixed asset impairment charges in the fourth quarter of fiscal 2003 (see Note 13 above). The Company expects to incur additional charges of approximately $16,000 during the first half of the 2004 fiscal year.

On May 13, 2003, the Company announced that the United States Court of Appeals for the Ninth Circuit in San Francisco affirmed the jury verdict in favor of Park's subsidiary, NTI, in its lawsuit filed against Delco Electronics Corporation in the United States District Court for the District of Arizona. Delco is a subsidiary of Delphi Automotive Systems Corporation. In the lawsuit, NTI claimed, among other things, that Delco breached its contract to purchase semi-finished multilayer printed circuit boards from NTI, that Delco breached the covenant of good faith and fair dealing implied in the contract, that Delco engaged in negligent misrepresentation and that Delco fraudulently induced NTI to enter into the contract. NTI sought substantial compensatory and punitive damages. As previously reported, on November 29, 2000, after a five-day trial in Phoenix, Arizona, a jury awarded damages to NTI in the amount of $32,280, and on December 12, 2000, the judge in the United States District Court entered judgment for NTI on its claim of breach of the implied covenant of good faith and fair dealing with damages in that amount. Both parties filed motions for post-judgment relief and a new trial, all of which the judge denied, and both parties appealed the decision to the United States Court of Appeals for the Ninth Circuit in San Francisco. On May 7, 2003, a panel of three judges in the Court of Appeals for the Ninth Circuit rendered a unanimous decision affirming the jury verdict. The time period within which Delco could have filed a petition for rehearing by the United States Court of Appeals for the Ninth Circuit has expired. As of May 27, 2003, neither the Company nor NTI received notice that Delco has filed a petition for rehearing.

Market for the Company's Common Stock
and Related Stockholder Matters

The Company's common stock is listed and trades on the New York Stock Exchange (trading symbol PKE). (The common stock also trades on the Midwest Stock Exchange.) The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices for the common stock as reported on the New York Stock Exchange and dividends declared on the common stock.

For the Fiscal Year Ended March 2, 2003	Stock Price High	Stock Price Low	Dividends Declared
First Quarter	**$31.45**	**$26.76**	**$.06**
Second Quarter	**28.15**	**19.10**	**.06**
Third Quarter	**21.70**	**14.00**	**.06**
Fourth Quarter	**22.14**	**15.27**	**.06**

For the Fiscal Year Ended March 3, 2002	Stock Price High	Stock Price Low	Dividends Declared
First Quarter	$35.45	$20.03	$.06
Second Quarter	26.73	21.22	.06
Third Quarter	26.50	19.06	.06
Fourth Quarter	27.97	24.30	.06

As of May 21, 2003, there were 1,520 holders of record of the Company's common stock.

Safe Harbor Statement

This Report may contain "forward-looking statements", as defined under the Federal Securities Laws, including the Private Securities Litigation Reform Act of 1995. Certain portions of this Report which do not relate to historical financial information may be deemed to constitute forward-looking statements. Generally, you can identify forward-looking statements by the use of words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "goal", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue" and similar expressions or the negative or other variations thereof. Such forward-looking statements are based on current expectations that involve a number of uncertainties and risks that may cause actual events or results to differ materially from the Company's expectations or from results which might be projected, forecasted, estimated or budgeted by the Company in forward-looking statements. Factors that could cause actual events or results to differ materially include, but are not limited to, general conditions in the electronics industry, the Company's competitive position, the status of the Company's relationships with its customers, economic conditions in international markets, the cost and availability of utilities, and the various other factors set forth under the caption "Factors That May Affect Future Results" after Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended March 2, 2003. These and other risks may be detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, its fiscal year 2003 Annual Report on Form 10-K and other SEC filings, copies of which may be obtained from www.sec.gov. The Company is under no obligation to (and expressly disclaims any such obligation to) update any of the information contained herein in any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise.

Corporate Information

Board of Directors

Chairman of the Board
Jerry Shore

Directors
Mark S. Ain
Chief Executive Officer and
Chairman of the Board
Kronos Incorporated

Anthony Chiesa
Former Vice President
Park Electrochemical Corp.

Lloyd Frank
Partner
Jenkins & Gilchrist Parker Chapin LLP

Brian E. Shore
President and Chief Executive Officer
Park Electrochemical Corp.

Corporate Officers

Brian E. Shore
President and Chief Executive Officer

Stephen E. Gilhuley
Senior Vice President
Secretary and General Counsel

Emily J. Groehl
Senior Vice President
Sales and Marketing

John Jongebloed
Senior Vice President
Global Logistics

Thomas T. Spooner
Senior Vice President
Corporate and Technology Development

Murray O. Stamer
Senior Vice President
Finance

Gary M. Watson
Senior Vice President
Engineering and Technology and
Senior Vice President
Asian Business Unit

A. Clive Hepplestone
Vice President
European Business Unit

James W. Kelly
Vice President
Taxes and Planning

Corporate Information

Executive Offices
Park Electrochemical Corp.
5 Dakota Drive
Lake Success, New York 11042
516-354-4100

Annual Meeting
The Annual Meeting of Stockholders will be held at 10:00 a.m. on Thursday, July 17, 2003 at The Bank of New York, One Wall Street, New York, New York.

Form 10-K
A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder, without charge, by writing to the Corporate Secretary at the Executive Offices.

Principal Outside Counsel
Skadden, Arps, Slate,
Meagher & Flom, LLP
New York, New York

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
908-497-2300

Stock Listing
New York Stock Exchange
Trading Symbol: PKE

Web Sites
www.parkelectro.com
www.parknelco.com

Subsidiaries

Dielektra GmbH
Cologne, Germany

FiberCote Industries, Inc.
Waterbury, Connecticut

Nelco Products, Inc.
Fullerton, California

Nelco Products Pte. Ltd.
Jurong, Singapore

Nelco Products (Wuxi) Co. Ltd.
Wuxi, China

Nelco, S.A.S.
Mirebeau, France

Neltec, Inc.
Tempe, Arizona

Neltec, S.A.
Lannemezan, France

New England Laminates Co., Inc.
Newburgh, New York

Designed by Curran & Connors, Inc. / www.curran-connors.com

Park Electrochemical Corp.
5 Dakota Drive
Lake Success, NY 11042
Tel: 516-354-4100
Fax: 516-354-4128
www.parkelectro.com
www.parknelco.com